                                                                 Exhibit 99
                                FirstMerit LOGO

                               III Cascade Plaza
                               Akron, Ohio 44308

                                 March 17, 1999

To Our Shareholders:

     The merger of Signal Corp into FirstMerit Corporation occurred on February 12, 1999. We are providing you with the following Supplemental Consolidated Financial Statements of the combined companies for year-end 1998 as required by
Section 14 of the Securities Exchange Act of 1934.

     These statements include the results of FirstMerit, as reported in the 1998 Annual Report, combined with the historical results of Signal Corp, for the periods presented. Included in these results are significant one-time costs related to First Shenango Bancorp, Inc.'s merger into Signal Corp, as well as other expenses associated with manufactured housing loans and securities. Because these statements are historical in nature, they do not reflect any efficiencies or increased revenue opportunities that might be realized due to recent acquisitions.

     We are excited about the prospects of the combined companies in 1999 and beyond. We hope you will be also.

                                            Sincerely,
                                            /s/ John R. Cochran
                                            John R. Cochran, Chairman
                                            and Chief Executive Officer

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                                                     YEAR-ENDS,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
ASSETS
  Investment securities (at market value)...................  $1,878,266     1,556,088
  Federal funds sold and other interest-earning assets......      31,739        69,291
  Commercial loans..........................................   2,613,838     2,073,855
  Mortgage loans............................................   1,648,346     1,839,201
  Installment loans.........................................   1,270,014     1,145,004
  Home equity loans.........................................     306,358       275,819
  Credit card loans.........................................      99,541       103,041
  Manufactured housing loans................................     289,308       110,827
  Leases....................................................     171,040       185,867
                                                              ----------    ----------
     Total earning assets...................................   8,308,450     7,358,993
                                                              ----------    ----------
  Allowance for possible loan losses........................     (96,149)      (67,736)
  Cash and due from banks...................................     327,997       211,138
  Premises and equipment, net...............................     140,841       129,372
  Accrued interest receivable and other assets..............     344,885       193,663
                                                              ----------    ----------
     Total assets...........................................  $9,026,024     7,825,430
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits:
     Demand-non-interest bearing............................  $1,026,377       842,059
     Demand-interest bearing................................     917,765       728,455
     Savings................................................   1,810,340     1,574,527
     Certificates and other time deposits...................   3,091,496     2,875,223
                                                              ----------    ----------
     Total deposits.........................................   6,845,978     6,020,264
                                                              ----------    ----------
  Securities sold under agreements to repurchase and other
     borrowings.............................................   1,123,204       941,830
  Accrued taxes, expenses, and other liabilities............     117,714       115,659
                                                              ----------    ----------
     Total liabilities......................................   8,086,896     7,077,753
                                                              ----------    ----------
  Mandatorily redeemable preferred securities...............      32,472            --
                                                              ----------    ----------
  Commitments and contingencies.............................          --            --
  Shareholders' equity:
     Preferred stock, without par value: authorized
      7,000,000 shares......................................          --            --
       Preferred stock, Series A, without par value:
        designated 700,000 shares; none outstanding.........          --            --
       Convertible preferred stock, Series B, without par
        value: designated 500,000 shares; 403,232 and
        429,892 shares outstanding at year-ends 1998 and
        1997, respectively..................................       9,299         9,917
     Common stock, without par value: authorized 160,000,000
      shares; issued 91,161,362 and 91,495,444 shares,
      respectively..........................................     122,387       119,893
     Capital surplus........................................     117,845        80,297
     Accumulated other comprehensive income.................       5,858         4,603
     Retained earnings......................................     668,837       651,907
     Treasury stock, at cost, 1,166,604 and 7,321,885
      shares, respectively..................................     (17,570)     (118,940)
                                                              ----------    ----------
     Total shareholders' equity.............................     906,656       747,677
                                                              ----------    ----------
     Total liabilities and shareholders' equity.............  $9,026,024    $7,825,430
                                                              ==========    ==========

See accompanying notes to supplemental consolidated financial statements.

                 SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                                                       YEARS ENDED
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------    -------    -------
                                                                      (IN THOUSANDS
                                                                  EXCEPT PER SHARE DATA)
Interest income:
  Interest and fees on loans................................  $532,066    479,249    452,642
  Interest and dividends on investment securities:
    Taxable.................................................   103,354     97,417    102,668
    Exempt from federal income taxes........................     4,737      4,346      5,004
                                                              --------    -------    -------
                                                              108,091..   101,763    107,672
  Interest on federal funds sold............................     2,400      3,498      1,838
                                                              --------    -------    -------
    Total interest income...................................   642,557    584,510    562,152
                                                              --------    -------    -------
Interest expense:
  Interest on deposits:
    Demand-interest bearing.................................    13,222     12,575     12,485
    Savings.................................................    44,077     40,564     41,816
    Certificates and other time deposits....................   165,198    146,097    141,512
  Interest on securities sold under agreements to repurchase
    and other borrowings....................................    63,879     59,211     53,530
                                                              --------    -------    -------
    Total interest expense..................................   286,376    258,447    249,343
                                                              --------    -------    -------
    Net interest income.....................................   356,181    326,063    312,809
Provision for possible loan losses..........................    40,921     23,518     19,333
                                                              --------    -------    -------
    Net interest income after provision for possible loan
      losses................................................   315,260    302,545    293,476
                                                              --------    -------    -------
Other income:
  Trust department..........................................    16,147     13,442     12,182
  Service charges on deposits...............................    39,883     33,279     28,547
  Credit card fees..........................................    20,064     14,355     11,415
  Service fees -- other.....................................    10,493      7,337      6,184
  Investment securities gains (losses), net.................     6,785      3,114     (1,192)
  Manufactured housing income...............................     7,630     14,684     11,580
  Loan sales and servicing..................................    16,900     11,177      8,378
  Other operating income....................................    22,246     16,706     25,997
                                                              --------    -------    -------
    Total other income......................................   140,148    114,094    103,091
                                                              --------    -------    -------
Other expenses:
  Salaries, wages, pension and employee benefits............   143,865    117,093    114,207
  Net occupancy expense.....................................    23,002     22,592     22,277
  Equipment expense.........................................    15,882     12,717     12,894
  Loss on sale of subsidiary................................     8,410          0          0
  Intangible amortization expense...........................     8,926      3,771      4,374
  Other operating expenses..................................   144,944     89,692    106,610
                                                              --------    -------    -------
    Total other expenses....................................   345,029    245,865    260,362
                                                              --------    -------    -------
    Income before federal income taxes......................   110,379    170,774    136,205
Federal income taxes........................................    37,862     56,066     45,995
                                                              --------    -------    -------
    Net income..............................................  $ 72,517    114,708     90,210
                                                              ========    =======    =======
Other comprehensive income, net of tax
  Unrealized gains (losses) on available-for-sale
    securities:
    Unrealized holding gains, net of tax expense, arising
      during period.........................................     5,828     10,492     (1,617)
    Less: reclassification adjustment for gains realized in
      net income, net of tax expense (benefit)..............     4,573      2,493     (1,772)
                                                              --------    -------    -------
  Net unrealized gains (losses), net of tax expense
    (benefit)...............................................     1,255      7,999     (3,389)
                                                              --------    -------    -------
    Comprehensive income....................................  $ 73,772    122,707     86,821
                                                              ========    =======    =======
Net income applicable to common shares......................  $ 71,826    113,124     88,514
                                                              ========    =======    =======
Weighted average number of common shares
  outstanding -- basic......................................    86,377     81,352     83,243
                                                              ========    =======    =======
Weighted average number of common shares
  outstanding -- diluted....................................    87,984     87,297     88,783
                                                              ========    =======    =======
Per share data based on average number of shares
  outstanding:
Basic net income per share..................................  $   0.83       1.39       1.06
                                                              ========    =======    =======
Diluted net income per share................................  $   0.82       1.32       1.02
                                                              ========    =======    =======

See accompanying notes to supplemental consolidated financial statements.

                SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CHANGES
                            IN SHAREHOLDERS' EQUITY

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                                           YEARS ENDED 1998, 1997 AND 1996
                                 -----------------------------------------------------------------------------------
                                                                  ACCUMULATED
                                                                     OTHER                                 TOTAL
                                 PREFERRED   COMMON    CAPITAL   COMPREHENSIVE   RETAINED   TREASURY   SHAREHOLDERS'
                                   STOCK      STOCK    SURPLUS      INCOME       EARNINGS    STOCK        EQUITY
                                 ---------   -------   -------   -------------   --------   --------   -------------
                                                        (IN THOUSANDS EXCEPT PER SHARE DATA)
Balance at Year Ended 1995.....   $24,132    110,018    50,660          (7)      543,721      (7,106)     721,418
  Net income...................        --        --         --          --        90,210          --       90,210
  Cash dividends -- common
    stock ($0.55 per share)....        --        --         --          --       (41,256)         --      (41,256)
  Stock options
    exercised/debentures or
    preferred stock
    converted..................      (459)    3,483        660          --            --         497        4,181
  Shares
    issued -- acquisition......        --       279      5,309          --            --          --        5,588
  Treasury shares purchased....        --        --         --          --            --     (62,612)     (62,612)
  Stock dividends..............        --       369      8,654          --        (9,023)         --           --
  Market adjustment investment
    securities.................        --        --         --      (3,389)           --          --       (3,389)
  Other........................      (980)                (821)         --        (1,133)        277       (2,657)
                                  -------    -------   -------      ------       -------    --------      -------
Balance at Year Ended 1996.....    22,693    114,149    64,462      (3,396)      582,519     (68,944)     711,483
  Net income...................        --        --         --          --       114,708          --      114,708
  Cash dividends -- common
    stock ($0.61 per share)....        --        --         --          --       (44,136)         --      (44,136)
  Stock options
    exercised/debentures or
    preferred stock
    converted..................   (12,776)    4,182     11,738          --        (1,428)      1,616        3,332
  Shares
    issued -- acquisition......        --       549      4,911          --         1,499          --        6,959
  Treasury shares purchased....        --        --         --          --            --     (51,869)     (51,869)
  Stock dividends..............        --     1,013     (1,013)         --            (5)         --           (5)
  Market adjustment investment
    securities.................        --        --         --       7,999            --          --        7,999
  Other........................        --        --        199          --        (1,250)        257         (794)
                                  -------    -------   -------      ------       -------    --------      -------
Balance at Year Ended 1997.....     9,917    119,893    80,297       4,603       651,907    (118,940)     747,677
  Net income...................        --        --         --          --        72,517          --       72,517
  Cash dividends -- common
    stock ($0.66 per share)....        --        --         --          --       (50,525)         --      (50,525)
  Acquisition adjustment of
    fiscal year................        --        --         --          --        (1,857)         --       (1,857)
  Stock options
    exercised/debentures or
    preferred stock
    converted..................      (618)      400      3,717          --        (2,607)     12,111       13,003
  Treasury shares purchased....        --        --         --          --            --     (25,703)     (25,703)
  Treasury shares reissued --
    acquisition................        --        --     25,919          --            --      89,286      115,205
  Treasury shares
    reissued -- public
    offering...................        --        --      6,518          --            --      20,806       27,324
  Stock dividends..............        --     1,929     (1,929)         --            --          --           --
  Market adjustment investment
    securities.................        --        --         --       1,255            --          --        1,255
  Other........................        --       165      3,323          --          (598)      4,870        7,760
                                  -------    -------   -------      ------       -------    --------      -------
Balance at December 31, 1998...   $ 9,299    122,387   117,845       5,858       668,837     (17,570)     906,656
                                  =======    =======   =======      ======       =======    ========      =======

See accompanying notes to supplemental consolidated financial statements.

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                                                         YEARS ENDED,
                                                              -----------------------------------
                                                                 1998          1997        1996
                                                              -----------    --------    --------
                                                                        (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $    72,517     114,708      90,210
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Loss on sale of subsidiary..............................        8,410          --          --
    Provision for loan losses...............................       40,921      23,518      19,333
    Provision for depreciation and amortization.............       19,714      17,407      14,056
    Amortization of investment securities premiums, net.....        1,413       2,908       5,031
    Amortization of income for lease financing..............      (11,360)    (13,436)    (12,656)
    (Gains) losses on sales of investment securities, net...       (6,785)     (3,114)      1,192
    Gain on sale of affiliate branches......................           --          --     (13,210)
    Deferred federal income taxes...........................      (12,355)       (293)     20,364
    (Increase) decrease in interest receivables.............       (5,051)        504       2,091
    Increase in interest payable............................        1,451       1,395         768
    Amortization of values ascribed to acquired
       intangibles..........................................        8,926       3,771       4,374
    Other increases (decreases).............................      (41,479)   (137,790)    (22,843)
                                                              -----------    --------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................       76,322       9,578     108,710
                                                              -----------    --------    --------
INVESTING ACTIVITIES
Dispositions of investment securities:
  Available-for-sale -- sales...............................      687,720     309,451     420,384
  Available-for-sale -- maturities..........................      589,722     341,138     418,682
Purchases of investment securities available-for-sale.......   (1,616,554)   (600,921)   (624,909)
Net (increase) decrease in federal funds sold...............       37,552     (25,845)      1,021
Net increase in loans and leases, except sales..............   (1,224,699)   (719,902)   (570,156)
Sales of loans..............................................      518,951     323,192     381,189
Purchases of premises and equipment.........................      (32,240)    (20,970)    (27,623)
Sales of premises and equipment.............................        3,359       5,542       4,304
Sales of affiliate branches.................................           --          --      13,210
Payment for purchase of CoBancorp, Inc., net of cash
  acquired..................................................      (50,000)         --          --
                                                              -----------    --------    --------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES............   (1,086,189)   (388,315)     16,102
                                                              -----------    --------    --------
FINANCING ACTIVITIES
Net increase (decrease) in demand, NOW and savings
  deposits..................................................      609,441      96,274     (79,521)
Net increase (decrease) in time deposits....................      216,273     334,395     (73,827)
Net increase (decrease) in securities sold under repurchase
  agreements and other borrowings...........................      221,708      (2,800)     67,902
Cash dividends..............................................      (50,525)    (44,136)    (41,256)
Purchase of treasury shares.................................      (25,703)    (51,869)    (62,612)
Treasury shares reissued -- acquisition.....................      115,205          --          --
Treasury shares reissued -- public offering.................       27,324          --          --
Proceeds from exercise of stock options.....................       13,003       3,332       4,181
                                                              -----------    --------    --------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES............    1,126,726     335,196    (185,133)
Increase (decrease) in cash and cash equivalents............      116,859     (43,541)    (60,321)
Cash and cash equivalents at beginning of year..............      211,138     254,679     315,000
                                                              -----------    --------    --------
Cash and cash equivalents at end of year....................  $   327,997     211,138     254,679
                                                              ===========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for:
Interest, net of amounts capitalized........................  $   202,374     183,567     178,685
Income taxes................................................  $    60,454      54,317      28,867
                                                              ===========    ========    ========

See accompanying notes to supplemental consolidated financial statements.

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

             YEAR-ENDS AND FOR THE YEARS ENDED 1998, 1997 AND 1996

                             (DOLLARS IN THOUSANDS)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of FirstMerit Corporation and its subsidiaries (the "Corporation") conform to generally accepted accounting principles and to general practices within the banking industry. The following is a description of the more significant accounting policies.

       (a)  Principles of Consolidation and Presentation
            The supplemental consolidated financial statements of FirstMerit Corporation and its subsidiaries have been prepared to give retroactive effect to the merger with Signal Corp on February 12, 1999. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation and, therefore, these financial statements do not include costs associated with the merger of the Corporation and Signal Corp. These financial statements do not extend through the date of consummation; however, they will become the historical statements of the Corporation after statements covering the date of consummation are issued.
            The consolidated financial statements of the Corporation include the accounts of FirstMerit Corporation (the Parent
            Company) and its direct subsidiaries: FirstMerit Bank, N.
            A., Citizens Investment Corporation, Citizens Savings
            Corporation of Stark County, FirstMerit Community
            Development Corporation, FirstMerit Credit Life Insurance
            Company, SF Development Corp., FirstMerit Capital Trust I and Mobile Consultants, Inc.
            All significant intercompany balances and transactions have been eliminated in consolidation.

       (b)  Use of Estimates
            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes.
            Actual results could differ from those estimates.

       (c)  Investment Securities
            Debt and equity securities are classified as held-to-maturity, available-for-sale or trading. Securities classified as held-to-maturity are measured at amortized or historical cost, securities available-for-sale and trading at fair value. Adjustment to fair value of the securities available-for-sale, in the form of unrealized holding gains and losses, is excluded from earnings and reported net of tax as a separate component of comprehensive income.
            Adjustment to fair value of securities classified as trading is included in earnings. Gains or losses on the sales of investment securities are recognized upon realization and are determined by the specific identification method.
            The Corporation's investment portfolio is designated as available-for-sale. Classification as available-for-sale allows the Corporation to sell securities to fund liquidity and manage the Corporation's interest rate risk. The
            Corporation does maintain a relatively small trading account that is used as a hedge against variations in deferred compensation expense.

       (d)  Cash and Cash Equivalents
            Cash and cash equivalents consist of cash on hand, balances on deposit with correspondent banks and checks in the process of collection.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

       (e)  Premises and Equipment
            Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line and declining-balance methods over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on the straight-line method based on lease terms or useful lives, whichever is less.

       (f)  Loans
            Impaired loans are loans for which, based on current information or events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are valued based on the present value of the loans' expected future cash flows at the loans' effective interest rates, at the loans' observable market price, or the fair value of the loan collateral.

       (g)  Interest and Fees on Loans
            Interest income on loans is generally accrued on the principal balances of loans outstanding using the "simple-interest" method. Loan origination fees and certain direct origination costs of mortgage loans are deferred and amortized, generally over the contractual life of the related loans using a level yield method. Interest is not accrued on loans for which circumstances indicate collection is questionable.

       (h)  Provision for Possible Loan Losses
            The provision for possible loan losses charged to operating expenses is determined based on management's evaluation of the loan portfolios and the adequacy of the allowance for possible loan losses under current economic conditions and such other factors which, in management's judgement, deserve current recognition.
       (i)  Lease Financing
            The Corporation leases equipment to customers on both a direct and leveraged lease basis. The net investment in financing leases includes the aggregate amount of lease payments to be received and the estimated residual values of the equipment, less unearned income and non-recourse debt pertaining to leveraged leases. Income from lease financing is recognized over the lives of the leases on an approximate level rate of return on the unrecovered investment. Residual values of leased assets are reviewed on an annual basis for reasonableness. Declines in residual values judged to be other than temporary are recognized in the period such determinations are made.

       (j)  Mortgage Servicing Fees
            The Corporation generally records loan administration fees earned for servicing loans for investors as income is collected. Earned servicing fees and late fees related to delinquent loan payments are also recorded as income is collected.

       (k)  Federal Income Taxes
            The Corporation follows the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect of a change in tax rates is recognized in income in the period of the enactment date.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

       (l)  Value Ascribed to Acquired Intangibles
            The value ascribed to acquired intangibles, including core deposit premiums, results from the excess of cost over fair value of net assets acquired in acquisitions of financial institutions. Such values are being amortized over periods ranging from 10 to 25 years, which represent the estimated remaining lives of the long-term interest bearing assets acquired. Amortization is generally computed on a straight-line basis based on the expected reduction in the carrying value of such acquired assets. If no significant amount of long-term interest bearing assets is acquired, such value is amortized over the estimated life of the acquired deposit base, with amortization periods ranging from 10 to 15 years.

       (m)  Trust Department Assets and Income
            Property held by the Corporation in a fiduciary or other capacity for trust customers is not included in the accompanying consolidated financial statements, since such items are not assets of the Corporation. Trust income is reported generally on a cash basis which approximates the accrual basis of accounting.

       (n)  Per Share Data
            Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus common stock equivalents computed using the Treasury Share method. All earnings per share disclosures appearing in these financial statements are computed assuming dilution unless otherwise indicated.

       (o)  Reclassifications
            Certain previously reported amounts have been reclassified to conform to the current reporting presentation.

       (p)  Comprehensive Income
            In 1998, the Corporation adopted Statement of Financial
            Accounting Standards No. 130 ("SFAS 130"), "Reporting
            Comprehensive Income." SFAS 130 requires additional disclosure of items that affect comprehensive income but not net income. Items relevant to the Corporation include unrealized holding gains and losses on securities available for sale. The additional disclosures can be found on the face of the Supplemental Consolidated Statements of Income.

       (q)  Segment Reporting
            In 1998, the Corporation adopted Statement of Financial
            Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and related information."
            SFAS 131 requires disclosure of the internal organizational units used by management for making operating decisions and assessing performance. SFAS 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information. See Note 17 to the Supplemental Consolidated Financial Statements for further details.

2. ACQUISITIONS AND MERGER-RELATED EXPENSES

     On May 22, 1998, the Corporation completed the acquisition of CoBancorp, Inc., a bank holding company headquartered in Elyria, Ohio with consolidated assets of approximately $666.0 million. CoBancorp, Inc. ("CoBancorp") was merged with and into the Corporation and accounted for under "purchase" accounting requirements. At the time of the merger, the value of the transaction was $174.1 million.

     In connection with the merger, the Corporation issued 3.9 million shares of its Common Stock (valued at $29.375/share), paid approximately $50.0 million in cash, and assumed merger-related liabilities of approximately $9.6 million. The transaction created goodwill of approximately $136.5 million that will be amortized primarily over 25 years.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     The proforma combined unaudited operating results assuming the companies had combined at the beginning of each period is as follows:

              PERIOD AND DESCRIPTION                FIRSTMERIT   COBANCORP   ADJUSTMENTS   COMBINED
              ----------------------                ----------   ---------   -----------   --------
Year ended December 31, 1998 (FirstMerit) and 3
months ended March 31, 1998 (CoBancorp):
Pro forma interest income.........................   $642,557     11,942          211      654,710
Net interest income...............................    356,181      7,295         (944)     362,532
Net income available to common shareholders'......     71,826      1,307       (1,394)      71,739
Adjusted income for diluted EPS calculation.......     72,032      1,307       (1,394)      71,945
Weighted-average diluted shares...................     87,984      3,485                    92,241
Earnings per diluted share........................       0.82       0.37                      0.78
                                                     ========     ======                   =======
Year ended December 31, 1997:
Pro forma interest income.........................    584,510     48,141          844      633,495
Net interest income...............................    326,063     29,054       (3,776)     351,341
Net income available to common shareholders.......    113,124      4,800       (5,577)     112,347
Adjusted income for diluted EPS calculation.......    115,042      4,800       (5,577)     114,265
Weighted-average diluted shares...................     87,297      3,498                    91,570
Earnings per diluted share........................   $   1.32       1.37                      1.25
                                                     ========     ======                   =======

     The unaudited proforma operating results of each separate company have been adjusted to reflect their new accounting basis' recognized to record the purchase combination. Figures shown for CoBancorp include extraordinary merger costs, net of tax, of $164.0 for the 1998 three-month period and $724.0 for 1997.

     On September 14, 1998, FirstMerit closed a secondary underwritten public offering of 1.38 million common shares of FirstMerit Common Stock. The reissuance of these shares was necessary to allow the Corporation to treat the Security First Corp. merger as a pooling-of-interests.

     On October 23, 1998, the Corporation completed the acquisition of Security First Corp., a $678.0 million bank holding company headquartered in Mayfield Heights, Ohio. Subsidiaries of Security First Corp. ("Security First") included Security Federal Savings and Loan Association of Cleveland and First Federal Savings Bank of Kent. These subsidiaries were merged with and into FirstMerit Bank, N. A. Under terms of the merger agreement, Security First Corp. was merged with and into the Corporation. The transaction was structured with a fixed exchange ratio of 0.8855 shares of FirstMerit Common Stock for each common share of Security First. At the time of the merger, the pooling-of-interests transaction was valued at $22.58 per share or approximately $199.0 million. The accompanying consolidated financial statements for all periods presented have been restated to account for the acquisition. The information presented for 1997 and prior periods coincides with the fiscal year-ends of each entity, which were December 31 for FirstMerit and March 31 for Security First. For example, information as of year-end 1997 combines FirstMerit's balances at December 31, 1997 with Security First's balances at March 31, 1998. As a result of this difference in fiscal year ends, the Corporation made an adjustment to shareholders' equity of $1,841 which represents Security First's net income and cash dividends paid for the three months ended March 31, 1998.

     In conjunction with the Security First acquisition, the Corporation incurred merger-related expenses of approximately $17.2 million, before taxes. The components of the costs are as follows: severance and employee-related expenses of $1.7 million, occupancy and equipment charges of $2.0 million, conversion and contract termination costs of $1.5 million, professional services and other costs of $4.7 million and conforming adjustment to the provision for possible loan losses of $7.3 million. On an after tax basis, the merger-related expenses totaled approximately $12.8 million, or $0.18 per diluted share.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     On February 12, 1999, the Corporation completed the acquisition of Signal Corp, a $1.9 billion bank holding company headquartered in Wooster, Ohio. Principal subsidiaries of Signal Corp ("Signal") included Signal Bank, N.A., Summit Bank, N.A., First Federal Savings Bank of New Castle (Pennsylvania), Signal Capital Trust I, and Mobile Consultants, Inc. Under terms of the agreement, the fixed exchange ratio is 1.32 shares of FirstMerit common stock for each share of Signal common stock and one share of FirstMerit preferred stock for each share of Signal preferred stock. Based on an estimated closing price of $25.00 per common share and $71.00 per preferred share, the value of the transaction is approximately $436.0 million. The transaction will be accounted for as a pooling-of-interests. In conjunction with this merger, the Corporation anticipates incurring merger-related expenses of $30.8 million and conforming accounting policy changes totaling $9.5 million. The components are as follows: $7.8 million severance and employee related benefits; $5.8 million occupancy and equipment charges; $6.9 million conversion and contract termination expense; $10.3 million professional services and other costs; and a conforming accounting entry to the provision for possible loan losses of $9.5 million.

     The following information is not necessarily indicative of the results which actually would have been obtained if the Signal and Security First mergers had been consummated in the past or which may be obtained in the future.

                                                  FIRSTMERIT    SECURITY
             PERIOD AND DESCRIPTION               CORPORATION    FIRST     SIGNAL CORP     COMBINED
             ----------------------               -----------   --------   ------------   ----------
Year ended 1998:
Interest income.................................   $459,934      43,163        139,460       642,557
Net interest income.............................    284,681      20,765         50,735       356,181
Net income (loss) available to common
  shareholders..................................     89,658       7,820        (25,652)       71,826
Adjusted income (loss) for diluted EPS
  calculations..................................     89,689       7,995        (25,652)       72,032
Weighted-average diluted shares.................     65,028       8,666         11,577        87,984
Earnings per diluted share......................   $   1.38        0.92          (2.22)         0.82
                                                   ========      ======     ==========    ==========
Year ended 1997:
Interest income.................................    407,825      55,715        120,970       584,510
Net interest income.............................    255,456      26,149         44,458       326,063
Net income available to common shareholders.....     86,363       9,311         17,450       113,124
Adjusted income for diluted EPS calculations....     86,363       9,645         19,034       115,042
Weighted-average diluted shares.................     63,538       8,718         12,151        87,297
Earnings per diluted share......................       1.36        1.11           1.57          1.32
                                                   ========      ======     ==========    ==========
Year ended 1996:
Interest income.................................    411,745      49,178        101,229       562,152
Net interest income.............................    250,972      23,615         38,222       312,809
Net income available to common shareholders.....     70,940       6,410         11,164        88,514
Adjusted income for diluted EPS calculations....     70,940       6,801         12,860        90,601
Weighted-average diluted shares.................     65,470       8,695         11,828        88,782
Earnings per diluted share......................       1.08        0.78           1.09          1.02
                                                   ========      ======     ==========    ==========

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

3. INVESTMENT SECURITIES

     Investment securities are composed of:

                                                                  GROSS        GROSS
                                                   AMORTIZED    UNREALIZED   UNREALIZED     FAIR
                                                      COST        GAINS        LOSSES       VALUE
                                                   ----------   ----------   ----------   ---------
Year-end 1998
Available for sale:
U.S. Treasury securities and U.S. Government
  agency obligations.............................  $  692,242      3,981       2,284        693,939
Obligations of state and political
  subdivisions...................................     137,129      3,048          --        140,177
Mortgage-backed securities.......................     743,753      5,019         417        748,355
Other securities.................................     296,147      2,308       2,660        295,795
                                                   ----------     ------       -----      ---------
                                                   $1,869,271     14,356       5,361      1,878,266
                                                   ==========     ======       =====      =========
Year-end 1997
Available for sale:
U.S. Treasury securities and U.S. Government
  agency obligations.............................  $  648,009      2,705       2,354        648,360
Obligations of state and political
  subdivisions...................................     116,113      1,838         206        117,745
Mortgage-backed securities.......................     616,148      5,271       1,823        619,596
Other securities.................................     168,783      1,786         182        170,387
                                                   ----------     ------       -----      ---------
                                                   $1,549,053     11,600       4,565      1,556,088
                                                   ==========     ======       =====      =========

     The amortized cost and market value of investment securities including mortgage-backed securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities based on the issuers' rights to call or prepay obligations with or without call or prepayment penalties.

                                                              AMORTIZED     MARKET
                                                                 COST        VALUE
                                                              ----------   ---------
Due in one year or less.....................................  $  116,558     117,191
Due after one year through five years.......................     348,600     348,843
Due after five years through ten years......................     355,581     357,504
Due after ten years.........................................  $1,048,532   1,054,728
                                                              ----------   ---------
                                                              $1,869,271   1,878,266
                                                              ==========   =========

     Proceeds from sales of investment securities during the years 1998, 1997 and 1996 were $621,827, $306,331 and $420,384, respectively. Gross gains of $6,823, $3,771 and $2,981 and gross losses of $1,728, $657 and $4,173 were realized on these sales, respectively.

     The carrying value of investment securities pledged to secure trust and public deposits and for purposes required or permitted by law amounted to $1,180,126 and $960,107 at December 31, 1998 and December 31, 1997,
respectively.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

4. LOANS

     Loans consist of the following:

                                                                       YEARS ENDED,
                                                           ------------------------------------
                                                              1998         1997         1996
                                                           ----------    ---------    ---------
Commercial, financial and agricultural...................  $1,308,127      952,507      780,772
Loans to individuals, net of unearned income.............   1,334,138    1,157,940    1,026,012
Loans secured by real estate.............................   3,585,282    3,437,303    3,286,610
Lease financing..........................................     170,898      185,864      159,237
                                                           ----------    ---------    ---------
                                                           $6,398,445    5,733,614    5,252,631
                                                           ==========    =========    =========

     The Corporation grants loans principally to customers located within the State of Ohio.

     Information with respect to impaired loans is as follows:

                                                                  YEAR ENDS
                                                              -----------------
                                                               1998       1997
                                                              -------    ------
Impaired Loans..............................................  $10,968    12,218
Allowance for Possible Loan Losses..........................    3,735     4,457
Interest Recognized.........................................      427       460
                                                              =======    ======

     Earned interest on impaired loans is recognized as income is collected.

     The Corporation makes loans to officers on the same terms and conditions as made available to all employees and to directors on substantially the same terms and conditions as transactions with other parties. An analysis of loan activity with related parties for the years ended December 31, 1998 and 1997 is summarized as follows:

                                                               1998       1997
                                                              -------    -------
Aggregate amount at beginning of year.......................  $35,306     41,702
Additions (deductions):
  New loans.................................................   20,650      9,124
  Repayments................................................  (16,472)   (16,944)
  Changes in directors and their affiliations...............  (13,402)     1,424
                                                              -------    -------
Aggregate amount at end of year.............................  $26,082     35,306
                                                              =======    =======

5. ALLOWANCE FOR POSSIBLE LOAN LOSSES

     Transactions in the allowance for possible loan losses are summarized as follows:

                                                                      YEARS ENDED,
                                                              -----------------------------
                                                               1998       1997       1996
                                                              -------    -------    -------
Balance at beginning of year................................  $67,736     60,087     56,878
  Additions (deductions):
  Allowance from purchase acquisition.......................    8,215      2,511
  Provision for loan losses.................................   40,921     23,518     19,333
  Loans charged off.........................................  (32,934)   (28,684)   (21,876)
  Recoveries on loans previously charged off................   12,211     10,304      6,141
  Decrease from sale of subsidiary..........................                           (389)
                                                              -------    -------    -------
Balance at end of year......................................  $96,149     67,736     60,087
                                                              =======    =======    =======

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

6. MANUFACTURED HOUSING INCOME

     The Corporation, through its subsidiary Mobile Consultants, Inc. ("MCi"), has sold certain manufactured housing finance contracts (MHF contracts) to various financial institutions while retaining the collection and recovery aspects of servicing. The amount of MHF contracts serviced as just described totaled $396.2 million and $430.1 million at December 31, 1998 and 1997, respectively. At the time MCi sells an MHF contract to an unaffiliated financial institution, approximately one-third of the fee collected is recorded as a "manufactured housing brokerage fee" and the remaining two-thirds of the fee is deposited into escrow accounts and is available to offset potential prepayment or credit losses (collectively, "MCi reserves"). The MCi reserves are recognized as "servicing income on brokered MHF contracts" ratably over the MHF contract life based on the present value of the future cash flows of the MCi reserves utilizing assumptions for prepayment and credit losses and a discount rate. As a result of the assumptions used at December 31, 1998, which were based on current experience, the deferred asset which had resulted from income previously recorded was written down by $7.4 million to $1.6 million. The undiscounted balance of the MCi reserves was $34.7 million and $46.4 million as of December 31, 1998 and 1997, respectively.

     The Corporation's subsidiary, FirstMerit Bank, N.A., purchases MHF contracts from MCi, a portion of which are packaged in asset-backed securitizations ("ABS pools") and sold to investors. Sales and securitizations of MHF contracts totaled $100 million in 1998 and $150.0 million in 1997.

     At the time of sale, the Corporation records an asset, "retained interest in securitized asset," representing the discounted future cash flows to be received by the Corporation for (1) servicing income from the ABS pool, (2) principal and interest payments on MHF contracts contributed to the ABS pools as a credit enhancement, referred to as "over-collateralization," and (3) excess interest spread. Excess interest spread represents the difference between interest collected from the MHF contract borrowers and interest paid to investors in the ABS pool net of estimated future credit losses and further reduced by the impact of estimated future prepayments. Future credit loss assumptions are derived by analyzing historical experience and estimating future loss probabilities. Future credit losses are measured using Constant Default Rates, or "CDR", which is an annualized measure of credit losses applied on a monthly basis. Additionally, estimated future credit losses are impacted by repossession recovery rates, or the amount of a loan's current outstanding balance that is satisfied upon the sale of repossessed collateral. Prepayment assumptions are based on historical experience and industry-wide trends. Future prepayments are estimated using Manufactured Housing Prepayment, or "MHP", the manufactured housing industry standard index for prepayment. As of December 31, 1998 the Corporation valued the retained interest in securitized assets using a discount rate of 10%, a prepayment estimate of 200 MHP, a credit loss estimate of 3.0% CDR and, a repossession recovery rate of 50%. Based on these assumptions, the retained interest in securitized assets was written down by $18.0 million to $26.2 million.

     Cash flows from the ABS pools are subject to volatility that could materially affect operating results. Prepayments resulting from increased competition, obligor mobility, general and regional economic conditions, and prevailing interest rates, as well as actual losses incurred, may vary from the performance the Corporation expects. Actual cash flows from the Corporation's six ABS pools have been less than originally expected. At December 31, 1998 management determined there was impairment, based on the assumptions above, and, therefore, adjusted the carrying value of the retained interest in securitized assets. Management reviews the cash flows and actual performance of the ABS pools on a quarterly basis. The aggregate amount of ABS pools serviced by the Corporation totaled $255.8 million and $186.2 million at December 31, 1998 and 1997, respectively, and such amounts are not included in the accompanying Consolidated Financial Statements.

     The Corporation classifies the retained interest in securitized assets in two components of the Consolidated Balance Sheet, (1) securities available for sale and, (2) excess servicing, a component of accrued interest receivable and other assets. Total retained interest in securitized assets and excess servicing were $26.2 million and $27.0 million at December 31, 1998 and 1997, respectively.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     The components of manufactured housing income were as follows:

                                                               1998      1997      1996
                                                              ------    ------    ------
                                                                (DOLLARS IN THOUSANDS)
Gain on sale of ABS pools...................................  $2,650     5,734     1,574
Manufactured housing brokerage fees.........................   2,464     3,151     6,726
Servicing income on brokered MHF contracts..................   1,666     4,400     3,200
Servicing income on ABS pools...............................     850     1,399        80
                                                              ------    ------    ------
          Total manufactured housing income.................  $7,630    14,684    11,580
                                                              ======    ======    ======

7. MORTGAGE SERVICING RIGHTS AND MORTGAGE SERVICING

     In accordance with Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," and Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," when the Corporation intends to sell originated or purchased loans and retain the related servicing rights, it allocates a portion of the total costs of the loans to the servicing rights based on estimated fair value. Fair value is estimated based on market prices, when available, or the present value of future net servicing income, adjusted for such factors as discount rates and prepayments. Servicing rights are amortized over the average life of the loans using the net cash flow method.

     The components of mortgage servicing rights are as follows:

                                                               1998       1997
                                                              -------    ------
Balance at beginning of year, net...........................  $ 6,669     3,899
Additions...................................................    7,259     3,943
Scheduled amortization......................................   (2,495)   (1,173)
Less: allowance for impairment..............................     (168)       --
                                                              -------    ------
Balance at end of year, net.................................  $11,265     6,669
                                                              =======    ======

     In 1998, 1997 and 1996, the Corporation's income before federal income taxes was increased by approximately $4.6 million, $2.7 million and $3.8 million, respectively, as a result of compliance with the accounting Statements mentioned previously.

     Accounting regulations also require the Corporation to assess its capitalized servicing rights for impairment based on their current fair value. As permitted by the regulations, the Corporation disaggregates its servicing rights portfolio based on loan type and interest rate which are the predominant risk characteristics of the underlying loans. If any impairment results after current market assumptions are applied, the value of the servicing rights is reduced through the use of a valuation allowance.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     At year-ends 1998 and 1997, the Corporation serviced loans for others of approximately $1.8 billion and $1.5 billion, respectively. The following table provides servicing information for 1998 and 1997:

                                                                 1998         1997
                                                              ----------    ---------
Balance, beginning of year..................................  $1,455,285    1,327,357
Additions:
  Loans originated and sold to investors....................     377,517      221,715
  Existing loans sold to investors..........................     186,034      100,670
  Existing loans from acquisitions..........................      66,868
Reductions:
  Sale of servicing rights..................................          --           --
  Loans sold servicing released.............................      (4,842)      (5,311)
  Regular amortization, prepayments and foreclosures........    (277,963)    (189,146)
                                                              ----------    ---------
Balance, end of year........................................  $1,802,899    1,455,285
                                                              ==========    =========

8. RESTRICTIONS ON CASH AND DIVIDENDS

     The average balance on deposit with the Federal Reserve Bank or other governing bodies to satisfy reserve requirements amounted to $28,628 during 1998. The level of this balance is based upon amounts and types of customers' deposits held by the banking subsidiaries of the Corporation. In addition, deposits are maintained with other banks at levels determined by Management based upon the volumes of activity and prevailing interest rates to compensate for check-clearing, safekeeping, collection and other bank services performed by these banks. At December 31, 1998, cash and due from banks included $5,355 deposited with the Federal Reserve Bank and other banks for these reasons.

     Dividends paid by the subsidiaries are the principal source of funds to enable the payment of dividends by the Corporation to its shareholders. These payments by the subsidiaries in 1998 are restricted by the regulatory agencies principally to the total of 1998 net income. Regulatory approval must be obtained for the payment of dividends of any greater amount.

9. PREMISES AND EQUIPMENT

     The components of premises and equipment are as follows:

                                                                  YEAR-ENDS,         ESTIMATED
                                                              -------------------     USEFUL
                                                                1998       1997        LIVES
                                                              --------    -------    ---------
Land........................................................  $ 19,096     15,513           --
Buildings...................................................   112,537    108,132    10-35 yrs
Equipment...................................................    93,413     81,118     3-15 yrs
Leasehold improvements......................................    18,486     16,707     1-20 yrs
                                                              --------    -------
                                                               243,532    221,470
Less accumulated depreciation and amortization..............   102,691     92,098
                                                              --------    -------
                                                              $140,841    129,372
                                                              ========    =======

     Amounts included in other expenses for depreciation and amortization aggregated $16,790, $14,302 and $12,384 for the years ended 1998, 1997 and 1996, respectively.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     At December 31, 1998, the Corporation was obligated for rental commitments under noncancelable operating leases on branch offices and equipment as follows:

YEARS ENDING     LEASE
DECEMBER 31,  COMMITMENTS
------------  -----------
    1999        $ 8,541
    2000          6,549
    2001          5,830
    2002          4,887
    2003          3,438
 2004-2012       12,837
                -------
                $42,082
                =======

     Rentals paid under noncancelable operating leases amounted to $8,426, $8,446, and $9,430 in 1998, 1997 and 1996, respectively.

10. CERTIFICATES AND OTHER TIME DEPOSITS

     The aggregate amounts of certificates and other time deposits of $100 and over at year end 1998 and 1997 were $804,806 and $710,089, respectively. Interest expense on these certificates and time deposits amounted to $54,355 in 1998, $32,528 in 1997, and $27,047 in 1996.

11. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWINGS

     The average balance of securities sold under agreements to repurchase and other borrowings for the years ended 1998, 1997 and 1996 amounted to $1,063,848, $1,055,938 and $998,408, respectively. In 1998, the weighted average annual interest rate amounted to 6.00%, compared to 5.61% in 1997 and 5.36% in 1996. The maximum amount of these borrowings at any month end totaled $1,179,734 during 1998, $1,196,824 in 1997 and $1,143,553 during 1996.

     At year-ends 1998, 1997 and 1996, securities sold under agreements to repurchase totaled $489,373, $473,647, and $388,968, respectively. The average annual interest rate for these instruments was 4.78%, compared to 4.91% in 1997 and 4.71% in 1996.

     At year-ends 1998, 1997, and 1996, the Corporation had $586,117, $386,425
and $542,946, respectively, of Federal Home Loan Bank advances outstanding. The advance balances outstanding at year-end 1998 included: $309,670 with maturities within one year, $193,413 with maturities from one to five years and $83,034 with maturities over five years. The FHLB advances have interest rates that range from 4.65% to 8.10%.

     At year-end 1998, the Corporation had outstanding balances on lines of credit with two financial institutions totaling $23,000 and $10,000, respectively. As of year-end 1998, the unused portions of these lines totaled $7,000 and $65,000, respectively. The interest rates on these lines were 6.00% and 5.93%, respectively. At year-end 1997, $6,000 was outstanding on one of the lines with a corresponding interest rate of 6.01% for the year. The interest rates on these lines of credit are variable and approximate one-month LIBOR plus
37.5 basis points and one-month LIBOR plus 30.0 basis points, respectively.

     At year-end 1998, 1997 and 1996, the Corporation had $6,541, $47,340 and $8,479 respectively of convertible subordinated debentures outstanding. The first of two sets of convertible bonds totaling $1,541 consists of 15 year, 6.25% debentures issued in a public offering in 1993 by Security First. These bonds mature May 5, 2008 and may be redeemed by the bondholders any time prior to maturity. The second set of bonds totaled $5,000 at year-end 1998, carry an interest rate of 9.125%, were issued by Signal Corp, are due in 2004.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     At year-ends 1998, 1997 and 1996, other borrowings totaled $8,173, $28,418 and $5,876, respectively. These borrowings carry interest rates ranging from 4.96% through 12.00%.

     Residential mortgage loans totaling $879,175, $579,638, and $760,418 at year-end 1998, 1997 and 1996, respectively, were pledged to secure Federal Home Loan Bank ("FHLB") advances. FANNIE MAE ("FNMA") Preferred Stock of approximately $28.2 million and preferred stock of another financial institution totaling $4.3 million were pledged against the line of credit outstanding of $23.0 million at year-end 1998. FNMA Preferred Stock of $16.0 million was pledged to secure the $6.0 million outstanding on the line at year-end 1997.

12. SIGNAL CAPITAL TRUST SECURITIES

     During 1998, Signal Capital Trust I ("Signal Trust") was formed (1) to issue and sell $50.0 million of 8.67% Capital Securities, Series A, ("Series A Securities") (2) to issue common securities, (3) to invest the proceeds in the 8.67% Junior Subordinated Deferrable Interest Debentures, Series A ("Debentures") and (4) to engage in certain other limited activities. The Series A Securities were issued and sold to investors in a private placement exempt from the Securities Act of 1933 on February 10, 1998. In an exchange offer, Signal Trust exchanged the outstanding Series A Securities for 8.67% Capital Securities, Series B which were registered with the Securities and Exchange Commission in June 1998. The Common Securities are owned solely by the Corporation's wholly-owned subsidiary, FirstMerit Bank, N. A.

     Distributions on the Capital Securities are guaranteed, are cumulative, and began accumulating on February 13, 1998. The distributions are payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 1998 at the annual rate of 8.67% of the liquidation amount of $1,000 per security. The interest payment schedule of the Debentures is identical to that of the Capital Securities, except that so long as the distributions of the Debentures are not in default, as defined in the governing indenture, deferment of the interest payment on the Debentures at any time and from time to time (for an extension period not exceeding ten consecutive semi-annual periods) is permitted. During any extension period, certain actions, including declaring or paying any dividends or distributions, or redeeming or purchasing any capital stock, is prohibited.

     Prior to December 31, 1998, and consummation of the Signal Merger, the Corporation acquired approximately $17.5 million of the Series B Capital Securities in the open market. The result of this acquisition was appropriately eliminated in the consolidated financial statements and notes thereto.

13. FEDERAL INCOME TAXES

     Federal income taxes are comprised of the following:

                                                                      YEARS ENDED,
                                                              ----------------------------
                                                                1998       1997      1996
                                                              --------    ------    ------
Taxes currently payable.....................................    50,217    56,359    25,631
Deferred expense (benefit)..................................   (12,355)     (293)   20,364
                                                              --------    ------    ------
                                                              $ 37,862    56,066    45,995
                                                              ========    ======    ======

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     Actual Federal income tax expense differs from expected Federal income tax as shown below:

                                                                  YEARS ENDED,
                                                              ---------------------
                                                              1998     1997    1996
                                                              -----    ----    ----
Statutory rate..............................................   35.0%   35.0%   35.0%
Increase (decrease) in rate due to:
  Interest income on tax-exempt securities and tax-free
     loans, net.............................................   -1.6%   -1.3%   -1.6%
  State and local income taxes, net.........................    0.1%    0.3%    0.3%
  Goodwill amortization.....................................    1.0%    0.3%    1.2%
  Reduction to excess tax reserves..........................   -1.7%   -0.8%   -1.1%
  Exercise of options at acquisition........................   -0.6%   -0.1%     --
  Merger expenses at acquisition............................    1.2%    0.1%     --
  Sale of subsidiary........................................    1.4%     --      --
  Other.....................................................   -0.5%   -0.7%     --
                                                              -----    ----    ----
Effective tax rates.........................................   34.3%   32.8%   33.8%
                                                              =====    ====    ====

     For 1998, 1997 and 1996, the deferred income tax expense results from temporary differences in the recognition of income and expense for Federal income tax and financial reporting purposes. The sources and tax effect of these temporary differences are presented below:

                                                                       YEARS ENDED
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------    -------    -------
Loan loss provision.........................................  $(12,101)    (5,817)     5,500
Recapture of bad debt reserves..............................      (109)        --        654
Depreciation................................................       (18)       650       (627)
Deferred loan fees, net.....................................    (1,362)     1,030      3,933
Leasing.....................................................    (1,696)       293      6,708
SFAS 106 postretirement benefits............................    (1,132)    (1,105)    (1,057)
SFAS 87 pension expense.....................................      (407)     1,333      1,678
FHLB stock dividends........................................     1,990      1,661      1,342
SFAS 125 mortgage servicing rights..........................     3,130        361        526
Deferred gain on sale of loans..............................    (3,857)     1,531        535
Severance costs.............................................        --         --      1,315
Valuation reserves..........................................       147        633        675
Other.......................................................      (954)      (433)    (1,333)
                                                              --------    -------    -------
Total deferred income tax...................................  $(16,369)       137     19,849
                                                              ========    =======    =======

     Principal components of the Corporation's net deferred tax (liability) are summarized as follows:

                                                                   YEAR END,
                                                              -------------------
                                                                1998       1997
                                                              --------    -------
Excess of book loan provision over tax loan provision.......  $ 25,840     13,739
Tax bad debt reserves over base year reserves...............      (545)      (654)
Excess of tax depreciation over book depreciation...........    (4,345)    (4,363)
Deferred loan fees tax basis income over book basis.........    (1,325)    (2,687)
Leasing book basis over tax basis...........................   (26,611)   (28,307)
Postretirement book basis expense over tax basis............     6,157      5,025
Pension book basis expense over tax basis...................      (805)    (1,212)
FHLB stock book basis over tax basis........................    (9,584)    (7,594)

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                                                   YEAR END,
                                                              -------------------
                                                                1998       1997
                                                              --------    -------
Security portfolio tax basis over book basis................    (2,781)    (2,512)
Mtg. servicing rights book basis over tax basis.............    (4,017)      (887)
Deferred (gain) loss on sale of loans.......................     1,791     (2,066)
Valuation reserves book basis over tax basis................        --        147
Other.......................................................     4,674      3,720
                                                              --------    -------
Total net deferred tax (liability)..........................  $(11,551)   (27,651)
                                                              ========    =======

14. BENEFIT PLANS

     The Corporation has a defined benefit pension plan covering substantially all of its employees. In general, benefits are based on years of service and the employee's compensation. The Corporation's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax reporting purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

     A supplemental non-qualified, non-funded pension plan for certain officers is also maintained and is being provided for by charges to earnings sufficient to meet the projected benefit obligation. The pension cost for this plan is based on substantially the same actuarial methods and economic assumptions as those used for the defined benefit pension plan.

     The Corporation also sponsors a benefit plan which presently provides postretirement medical and life insurance for retired employees. Effective January 1, 1993, the plan was changed to limit the Corporations' medical contribution to 200% of the 1993 level for employees who retire after January 1, 1993. The Corporation reserves the right to terminate or amend the plan at any time.

     The cost of postretirement benefits expected to be provided to current and future retirees is accrued over those employee's service periods. Prior to 1993, postretirement benefits were accounted for on a cash basis. In addition to recognizing the cost of benefits for the current period, recognition is being provided for the cost of benefits earned in prior service periods (the transition obligation).

     The following table sets forth the both plans' funded status and amounts recognized in the Corporation's consolidated financial statements. The 1998 and 1997 amounts shown reflect a change in the measurement date from December 31 to September 30. Amounts shown for 1996 have not been restated to show the change in the measurement date. In addition, all amounts for each year have been restated to reflect the mergers of CoBancorp and Security First in 1998.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                    PENSION BENEFITS               POSTRETIREMENT BENEFITS
                              -----------------------------    --------------------------------
                               1998       1997       1996        1998        1997        1996
                              -------    -------    -------    --------    --------    --------
CHANGE IN BENEFIT OBLIGATION
Projected Benefit Obligation
(PBO)/,
Accumulated Postretirement
  Benefit
  Obligation (APBO),
     beginning of year......  $70,720    $70,119    $73,926    $ 27,864    $ 30,888    $ 31,198
  Service Cost..............    3,546      3,379      3,729         855         958         935
  Interest Cost.............    4,988      4,880      4,978       1,872       2,157       2,133
  Plan amendments...........    1,060        684        144          --          --      (2,952)
  Participant
     contributions..........       --         --         --       1,390       1,554       1,575
  Actuarial (gain) loss.....   (2,735)    (2,113)    (6,054)     (2,330)     (5,953)       (221)
  Benefits Paid.............   (3,890)    (6,229)    (6,604)     (1,750)     (1,740)     (1,780)
                              -------    -------    -------    --------    --------    --------
PBO/APBO, end of year.......   73,689     70,720     70,119      27,901      27,864      30,888
                              -------    -------    -------    --------    --------    --------
CHANGE IN PLAN ASSETS
Fair Value of Plan Assets,
  beginning of year.........   80,877     71,929     67,035          --          --          --
  Actuarial return on plan
     assets.................    2,465      9,454      3,827          --          --          --
  Participant
     contributions..........       --         --         --       1,390       1,554       1,575
  Employer contributions....    1,027      5,723      7,671         360         186         205
  Benefits paid.............   (3,890)    (6,229)    (6,604)     (1,750)     (1,740)     (1,780)
                              -------    -------    -------    --------    --------    --------
Fair Value of Plan Assets,
  end of year...............   80,479     80,877     71,929          --          --          --
                              -------    -------    -------    --------    --------    --------
Funded Status...............    6,790     10,157      1,810     (27,901)    (27,864)    (30,888)
Unrecognized Transition
  (asset) obligation........     (586)      (792)      (999)     11,488      12,308      13,129
Prior service costs.........    4,437      3,707      3,311          --          --          --
Cumulative net (gain) or
  loss......................   (7,137)    (8,450)    (3,215)        365       1,666       6,394
                              -------    -------    -------    --------    --------    --------
(Accrued) prepaid pension/
  postretirement cost.......    3,504      4,622        907     (16,048)    (13,890)    (11,365)
                              -------    -------    -------    --------    --------    --------
Amounts recognized in the
  statement of financial
  position consist of:
  Prepaid benefit cost......    4,250      4,632      2,073          --          --          --
  Accrued benefit
     liability..............   (6,362)    (4,218)    (3,794)    (16,048)    (13,890)    (11,365)
  Intangible asset..........    4,940      3,556      2,628          --          --          --
  Accumulated other
     comprehensive income...      676        652         --          --          --          --
                              -------    -------    -------    --------    --------    --------
Net amount recognized.......    3,504      4,622        907     (16,048)    (13,890)    (11,365)
                              -------    -------    -------    --------    --------    --------

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                    PENSION BENEFITS                 POSTRETIREMENT
                                  --------------------    ------------------------------------
                                  1998    1997    1996     1998        1997          1996
                                  ----    ----    ----    -------    --------    -------------
Weighted-average assumptions as
  of December 31
Discount Rate...................  7.00%   7.50%   7.50%      7.00%      7.50%             7.50%
Long-term rate of return on       9.00%   9.00%   9.00%       N/A        N/A               N/A
  assets........................
Rate of compensation increase...  4.00%   4.75%   4.75%        --         --                --
Medical trend rates.............    --      --      --    5% to 8%   5% to 9%          pre-65:%
                                                                                  6.0% to 12.4
                                                                                      post-65:%
                                                                                  6.1% to 11.8

     For measurement purposes, a 9.0% annual rate increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 6.0% in 2002 and remain at that level hereafter.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percent point change in assumed health care cost trend rates would have the following effects:

                                                               1-PERCENTAGE      1-PERCENTAGE
                                                              POINT INCREASE    POINT DECREASE
                                                              --------------    --------------
Effect on total of service and interest cost components.....      $  328              (285)
Effect on postretirement benefit obligation.................       2,994            (2,684)

                                           PENSION BENEFITS            POSTRETIREMENT BENEFITS
                                     -----------------------------    --------------------------
                                      1998       1997       1996       1998      1997      1996
                                     -------    -------    -------    ------    ------    ------
Components of Net Periodic Pension/
  Postretirement Cost
  Service Cost.....................  $ 3,546    $ 3,379    $ 3,729    $  855    $  958    $  935
  Interest Cost....................    4,988      4,880      4,978     1,872     2,157     2,133
  Expected return on assets........   (6,537)    (6,275)    (5,996)       --        --        --
  Amortization of unrecognized
     Transition (asset)............     (207)      (207)      (207)      821       821       821
     Prior service costs...........      331        287        277        --        --        --
  Cumulative net (gain) loss.......       25        (56)       (99)       --       144       323
                                     -------    -------    -------    ------    ------    ------
  Net periodic
     pension/postretirement cost...    2,146      2,008      2,682     3,548     4,080     4,212
                                     -------    -------    -------    ------    ------    ------

     The Corporation has elected to amortize the transition obligation for both the pension and postretirement plans by charges to income over a twenty-year period on a straightline basis.

     Accumulated Benefit Obligation for the Corporation's pension plan were ($63,211), ($55,386) and ($55,222) for the periods ended December 31, 1998, 1997 and 1996, respectively.

     The Corporation maintains a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all full-time and part-time employees after six months of continuous employment. Under the plan, employees contributions are partially matched by the Corporation. Such matching becomes vested when the employee reaches five years of credited service. Total savings plan expenses were $2,586, $2,375 and $2,232 for 1998, 1997 and 1996, respectively. The former CoBancorp employees now working for the Corporation were merged into the 401(k) plan during 1998 and the former Security First employees working for the Corporation were merged into the 401(k) plan effective January 1, 1999.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     As part of the Signal Corp acquisition, the Corporation merged a Signal Corp profit sharing plan into the Corporation's 401(k) plan. As of December 31, 1998, the profit sharing plan held approximately 59,400 shares of the Corporation's Common Stock. Employer contributions to the plan were $300 in 1998, $299 in 1997 and $124 in 1996. The account balances of the former employees of Signal Corp now working for FirstMerit will be merged into the Corporation's 401(k) plan beginning May 1, 1999.

15. STOCK OPTIONS

     The Corporation's 1982, 1992, and 1997 Stock Plans (the "Plans") provide incentive options to certain key employees for up to 5,966,556 shares of FirstMerit Common Stock. In addition, these Plans provide for the granting of non-qualified stock options to certain non-employee directors of the Corporation for which 200,000 shares of FirstMerit Common Stock have been reserved. Outstanding options under these Plans are generally not exerciseable for at least six months from date of grant.

     Options under these Plans are granted at 100% of the fair market value of the Corporation's Common Stock on the date of the grant. Options granted as incentive stock options must be exercised within ten years and options granted as non-qualified stock options have terms established by the Compensation Committee of the Board and approved by the non-employee directors of the Board. Options are cancelable within defined periods based upon the reason for termination of employment.

     As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Corporation continues to account for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees," and makes no charges against income with respect to options granted.

     However, SFAS No. 123 does require the disclosure of the proforma effect on net income and earnings per share that would result if the fair value compensation element were to be recognized as expense. The following table shows the proforma earnings and earnings per share for 1998, 1997, and 1996 along with significant assumptions used in determining the fair value of the compensation amounts.

                                                          1998            1997           1996
                                                     --------------    -----------    -----------
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Proforma amounts:
  Net income.......................................  $      65,131        112,981         88,922
  Earnings per share (basic).......................           0.75           1.39           1.07
  Earnings per share (diluted).....................           0.74           1.29           1.00
Assumptions:
  Dividend yield...................................           0.00%          3.50%          2.70%
  Expected volatility..............................          24.94%         23.30%         24.51%
  Risk free interest rate..........................   4.55% - 5.61%    5.8% - 6.8%    5.2% - 6.7%
  Expected lives...................................         5 yrs.         5 yrs.         5 yrs.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     A summary of stock option activity for the last two years follows:

                                                                       RANGE OF
                                          AVAILABLE      OUT-           OPTION         AVERAGE OPTION
                                          FOR GRANT    STANDING     PRICE PER SHARE    PRICE PER SHARE
                                          ---------    ---------    ---------------    ---------------
Balance
  Year-end 1996.........................    582,109    2,920,231      .00 - 16.97          $11.33
     New shares reserved................  2,200,000
     Canceled...........................         --      (47,639)    5.41 - 25.06           12.46
     Exercised..........................         --     (501,503)    5.44 - 15.44            9.54
     Granted............................   (549,743)     943,833      .00 - 40.26           24.14
                                          ---------    ---------     ------------          ------
Balance
  Year-end 1997.........................  2,232,366    3,314,922      .00 - 40.26           15.22
     Canceled...........................                 (85,797)    9.56 - 34.00            18.8
     Exercised..........................                (876,679)    6.31 - 21.63           17.84
     Granted............................   (442,346)     856,826      .00 - 43.11           34.53
                                          ---------    ---------     ------------          ------
Balance
  December 31, 1998.....................  1,790,020    3,209,272      .00 - 43.11          $19.46
                                          =========    =========     ============          ======

     The ranges of exercise prices and the remaining contractual life of options as of December 31, 1998 were:

                                               $0 - $9     $10 - $18     $19 - $26    $27 - $34
          RANGE OF EXERCISE PRICES             --------    ----------    ---------    ----------
Options outstanding:
Outstanding as of December 31, 1998..........   393,422     1,131,342     446,277      1,238,231
Wtd-avg remaining contractual life (in
  years).....................................      6.00          6.94        8.56           9.19
Weighted-average exercise price..............  $   4.35    $    14.17    $  22.21     $    28.16
Options exerciseable:
Outstanding as of December 31, 1998..........   297,443       627,676     202,031        957,633
Wtd-avg remaining contractual life (in
  years).....................................      5.87          6.76        8.19           8.78
Weighted-average exercise price..............  $   4.81    $    13.60    $  21.03     $    27.25

     The Employee Stock Purchase Plan provides full-time and part-time employees of the Corporation the opportunity to acquire shares of the Corporation's Common Stock on a payroll deduction basis. Shares available under the Employee Stock Purchase Plan are purchased at 85% of their fair market value on the business day immediately preceding the semi-annual grant-date. Of the 625,849 shares available under the Plan, there were 45,802, 26,770 and 12,512 shares issued in 1998, 1997 and 1996, respectively.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

16. PARENT COMPANY

     (Parent Company only) is as follows:

                                                                   YEAR-ENDS,
                                                              ---------------------
                                                                 1998        1997
                  CONDENSED BALANCE SHEETS                    ----------    -------
ASSETS
Cash and due from banks.....................................  $   18,642     30,933
Investment securities.......................................       9,322      9,334
Loans to subsidiaries.......................................     126,336     79,551
Investment in subsidiaries, at equity in underlying value of
  their net assets..........................................     843,993    664,982
Net loans...................................................      15,375     31,568
Goodwill....................................................          --        133
Other assets................................................       9,133     12,016
                                                              ----------    -------
                                                              $1,022,801    828,517
                                                              ==========    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Convertible subordinated debt...............................  $   42,041     47,340
Repurchase agreements.......................................      10,000         --
Accrued and other liabilities...............................      64,104     33,500
Shareholders' equity........................................     906,656    747,677
                                                              ----------    -------
                                                              $1,022,801    828,517
                                                              ==========    =======

                                                                      YEARS ENDED,
                                                              -----------------------------
                                                               1998       1997       1996
               CONDENSED STATEMENTS OF INCOME                 -------    -------    -------
Income:
Cash dividends from subsidiaries............................  $60,000    101,200     82,250
Other income................................................    8,526     68,000     62,319
                                                              -------    -------    -------
                                                               68,526    169,200    144,569
Interest and other expenses.................................   19,203     69,943     61,898
                                                              -------    -------    -------
Income before federal income tax benefit and equity in
  undistributed income of subsidiaries......................   49,323     99,257     82,671
Federal income tax (benefit)................................   (6,941)    (1,468)      (795)
                                                              -------    -------    -------
                                                               56,264    100,725     83,466
Equity in undistributed income of subsidiaries..............   16,253     13,983      6,744
                                                              -------    -------    -------
Net income..................................................  $72,517    114,708     90,210
                                                              =======    =======    =======

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                                                        YEARS ENDED,
                                                              --------------------------------
                                                                1998        1997        1996
             CONDENSED STATEMENTS OF CASH FLOWS               ---------    -------    --------
Operating activities:
Net income..................................................  $  72,517    114,708      90,210
Adjustments to reconcile net income to net cash provided by
  operating activities:
Equity in undistributed income of subsidiaries..............    (16,253)   (14,220)     (6,744)
Gain on sale of assets -- FirstMerit Bank, N.A..............         --         --        (490)
Cash received on FirstMerit Bank, N.A. sale.................         --         --      13,060
Addition to provision for loan losses.......................         62      1,097          --
Other.......................................................    (10,032)     6,675       7,535
                                                              ---------    -------    --------
Net cash provided by operating activities...................     46,294    108,260     103,571
                                                              ---------    -------    --------
Investing activities:
Proceeds from maturities of investment securities...........      3,378     10,982      22,402
Loans to subsidiaries.......................................     (3,000)    (4,211)     63,228
Payments for investments in and advances to subsidiaries....   (209,672)   (48,145)    (10,475)
Net increase (decrease) in loans............................     16,131      2,346     (33,152)
Purchases of investment securities..........................     (3,049)   (10,909)    (15,641)
Other.......................................................        365       (468)        135
                                                              ---------    -------    --------
Net cash (used) provided by investing activities............   (195,847)   (50,405)     26,497
                                                              ---------    -------    --------
Financing activities:
Net increase in securities sold under repurchase agreements
  and other borrowings......................................     60,000     40,500       4,000
Cash dividends..............................................    (54,651)   (45,692)    (42,939)
Proceeds from exercise of stock options.....................     15,087      4,323       3,928
Purchase of treasury shares.................................    (25,703)   (54,329)    (62,612)
Purchase of preferred stock.................................                            (2,002)
Treasury shares reissued -- acquisition.....................    115,205         --          --
Treasury shares reissued -- public offering.................     27,324         --          --
Loans made to FirstMerit Bank, N. A.........................                           (17,000)
ESOP termination............................................         --         --         456
                                                              ---------    -------    --------
Net cash (used) provided by financing activities............    137,262    (55,198)   (116,169)
                                                              ---------    -------    --------
Net increase (decrease) in cash and cash equivalents........    (12,291)     2,657      13,899
Cash and cash equivalents at beginning of year..............     30,933     28,276      14,377
                                                              ---------    -------    --------
Cash and cash equivalents at end of year....................  $  18,642     30,933      28,276
                                                              =========    =======    ========

17. SEGMENT INFORMATION

     The Corporation provides a diversified range of banking and certain nonbanking financial services and products through its various subsidiaries. Management reports the results of the Corporation's operations through its major line of business Supercommunity Banking. Parent Company and Others include activities that are not directly attributable to Super Community Banking. Included in this category are certain nonbanking affiliates, eliminations of certain intercompany transactions and certain nonrecurring transactions. Also included are portions of certain assets, capital, and support functions not specifically identifiable with Supercommunity Banking. The Corporation's business is conducted solely in the United States.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     The accounting policies of the segment are the same as those described in "Summary of Significant Accounting Policies." The Corporation evaluates performance based on profit or loss from operations before income taxes.

     The following table presents a summary of financial results and significant performance measures for the periods depicted. Segment information prior to 1997 was not available.

                                                       1998                                     1997
                               -----------------------------------------------------   -----------------------
                                 SUPER-                  ADJUSTMENTS                     SUPER-
                               COMMUNITY    PARENT CO.       AND         FIRSTMERIT    COMMUNITY    PARENT CO.
                                BANKING      & OTHERS    ELIMINATIONS   CONSOLIDATED    BANKING      & OTHERS
                               ----------   ----------   ------------   ------------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS)
SUMMARY OF OPERATIONS:
  Net interest income........  $ 353,429      62,756       (60,004)        356,181     $ 321,763      91,806
  Provision for possible loan
    losses...................     40,859          62            --          40,921        22,421       1,097
  Other income...............    138,585       1,563           (12)        140,136       115,575      75,454
  Other expenses.............    341,691       3,354           (16)        345,029       244,556      65,550
  Net income.................     68,713      73,127       (69,323)         72,517       103,987      96,188
AVERAGE BALANCES:
  Assets.....................  7,788,204     732,371                     8,520,575     6,971,999     619,937
  Loans......................  6,106,860      24,805                     6,131,665     5,428,924      39,663
  Earning assets.............  7,861,819      30,267                     7,892,086     6,617,021     511,532
  Deposits...................  6,455,209          --                     6,455,209     5,667,347          --
  Shareholders' equity.......    811,414      30,451                       841,865       645,552      76,852

PERFORMANCE RATIOS:
  Return on average equity...       8.47%                                     8.61%        16.11%
  Return on average assets...       0.88%                                     0.85%         1.49%
  Efficiency ratio...........      68.09%                                    68.17%        54.99%

                                          1997
                               ---------------------------
                               ADJUSTMENTS
                                   AND         FIRSTMERIT
                               ELIMINATIONS   CONSOLIDATED
                               ------------   ------------
                                 (DOLLARS IN THOUSANDS)
SUMMARY OF OPERATIONS:
  Net interest income........    (87,506)        326,063
  Provision for possible loan
    losses...................         --          23,518
  Other income...............    (76,935)        114,094
  Other expenses.............    (64,241)        245,865
  Net income.................    (85,467)        114,708
AVERAGE BALANCES:
  Assets.....................                  7,591,936
  Loans......................                  5,468,587
  Earning assets.............                  7,128,553
  Deposits...................                  5,667,347
  Shareholders' equity.......                    722,404
PERFORMANCE RATIOS:
  Return on average equity...                      15.88%
  Return on average assets...                       1.51%
  Efficiency ratio...........                      54.90%

     The table below presents estimated revenues from external customers, by product and service group for the periods depicted.

                                                                        1998
                                                    ---------------------------------------------
                                                                               TRUST
                                                     RETAIL     COMMERCIAL    SERVICES     TOTAL
                                                    --------    ----------    --------    -------
  Interest and fees...............................  $435,901     256,596       16,147     708,644
  Service charges.................................    41,878       8,498           --      50,376
  Sales and servicing.............................    16,900       6,785           --      23,685
                                                    --------     -------       ------     -------
                                                    $494,679     271,879       16,147     782,705

18. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     Disclosures of fair value information about certain financial instruments, whether or not recognized in the consolidated balance sheets are provided as follows. Instruments for which quoted market prices are not available are valued based on estimates using present value or other valuation techniques whose results are significantly affected by the assumptions used, including discount rates and future cash flows. Accordingly, the values so derived, in many cases, may not be indicative of amounts that could be realized in immediate settlement of the instrument. Also, certain financial instruments and all non-financial instruments are excluded from these disclosure requirements. For these and other reasons, the aggregate fair value amounts presented below are not intended to represent the underlying value of the Corporation.

     The following methods and assumptions were used to estimate the fair values of each class of financial instrument presented:

          Investment securities -- Fair values are based on quoted prices, or for certain fixed maturity securities not actively traded estimated values are obtained from independent pricing services.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

          Federal funds sold -- The carrying amount is considered a reasonable estimate of fair value.

          Net loans -- Fair value for loans with interest rates that fluctuate as current rates change are generally valued at carrying amounts with an appropriate discount for any credit risk. Fair values of other types of loans are estimated by discounting the future cash flows using the current rates for which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

          Cash and due from banks -- The carrying amount is considered a reasonable estimate of fair value.

          Accrued interest receivable -- The carrying amount is considered a reasonable estimate of fair value.

          Deposits -- The carrying amount is considered a reasonable estimate of fair value for demand and savings deposits and other variable rate deposit accounts. The fair values for fixed maturity certificates of deposit and other time deposits are estimated using the rates currently offered for deposits of similar remaining maturities.

          Securities sold under agreements to repurchase and other borrowings -- Fair values are estimated using rates currently available to the Corporation for similar types of borrowing transactions.

          Derivative financial instruments -- The fair value of exchange-traded derivative financial instruments was based on quoted market prices or dealer quotes. These values represent the estimated amount the Corporation would receive or pay to terminate the agreements, considering current interest rates, as well as the current credit-worthiness of the counterparties. Fair value amounts consist of unrealized gains and losses, accrued interest receivable and payable, and premiums paid or received, and take into account master netting agreements.

          Accrued interest payable -- The carrying amount is considered a reasonable estimate of fair value.

          Commitments to extend credit -- The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreements, the creditworthiness of the counterparties, and the difference, if any, between current interest rates and the committed rates.

          Standby letters of credit and financial guarantees written -- Fair values are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations.

          Loans sold with recourse -- Fair value is estimated based on the present value of the estimated future liability in the event of default.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     The estimated fair values of the Corporation's financial instruments based on the assumptions described above are as follows:

                                                                   YEAR-ENDS
                                               -------------------------------------------------
                                                        1998                       1997
                                               -----------------------    ----------------------
                                                CARRYING       FAIR       CARRYING       FAIR
                                                 AMOUNT        VALUE       AMOUNT        VALUE
                                               ----------    ---------    ---------    ---------
Financial assets:
  Investment securities......................  $1,878,266    1,878,266    1,555,988    1,556,088
  Federal funds sold.........................      31,739       31,739       69,291       69,291
  Net loans..................................   6,310,096    6,342,269    5,665,878    5,686,906
  Cash and due from banks....................     327,997      327,997      211,138      211,138
  Accrued interest receivable................      53,119       53,119       37,219       37,219
Financial liabilities:
  Deposits...................................   6,845,978    6,888,298    6,020,264    6,024,439
  Securities sold under agreements to
     repurchase and other borrowings.........   1,123,204    1,132,734      941,830      947,183
  Accrued interest payable...................      28,788       28,788       17,291       17,291
  Derivative instruments.....................          --          612           --           --
Unrecognized financial instruments:
  Commitments to extend credit...............          --           --           --           --
  Standby letters of credit and financial
     guarantees written......................          --           --           --           --
  Loans sold with recourse...................          --           --           --           --

19. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, financial guarantees, and loans sold with recourse and derivative instruments.

     These instruments involve, to varying degrees, elements recognized in the consolidated balance sheets. The contract or notional amount of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

     The Corporation's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Corporation uses the obligations as it does for on-balance-sheet instruments.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

     Unless noted otherwise, the Corporation does not require collateral or other security to support financial instruments with credit risk. The following table sets forth financial instruments whose contract amounts represent credit risk.

                                                                   YEARS ENDED,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------    ---------
Commitments to extend credit................................  $2,270,082    1,583,467
                                                              ==========    =========
Standby letters of credit and financial guarantees
  written...................................................  $  122,747      114,304
                                                              ==========    =========
Loans sold with recourse....................................  $   46,627       11,378
                                                              ==========    =========
Interest rate swaps.........................................  $   75,000       65,500
                                                              ==========    =========
Purchased options...........................................  $   61,400           --
                                                              ==========    =========
Futures contracts sold......................................  $    6,100       41,000
                                                              ==========    =========

     Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally are extended at the then prevailing interest rates, have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Corporation upon extension of credit is based on Management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties. Standby letters of credit and financial guarantees written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Except for short-term guarantees of $27,627 and $33,796 at December 31, 1998 and 1997, respectively, the remaining guarantees extend in varying amounts through 2020. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies, but may include marketable securities, equipment and real estate. In certain transactions, the Corporation accepts 100% recourse. By accepting 100% recourse, the Corporation is assuming the entire risk of loss due to borrower default. The Corporation's exposure to credit loss, if the borrower completely failed to perform and if the collateral or other forms of credit enhancement all prove to be of no value, is represented by the notional amount less any allowance for possible loan losses. The Corporation uses the same credit policies originating loans which will be sold with recourse as it does for any other type of loan.

     Derivative financial instruments include swaps, futures, forwards and option contracts all of which derive their value from underlying interest rates, commodity values or equity instruments. For most contracts, notional amounts are used solely to determine cash flows to be exchanged. The notional or contract amounts associated with the derivative instruments are not recorded as assets or liabilities on the balance sheet and do not represent the potential for gain or loss associated with such transactions. During 1998 the Corporation entered into swap agreements to modify the interest sensitivity of certain liability portfolios. Specifically, the Corporation swapped $25 million fixed rate certificate of deposits to floating rate liabilities and swapped $50 million of fixed rate capital securities to floating rate liabilities. At the same time, the Corporation purchased a $50 million interest rate cap associated with the fixed rate capital securities. The gross losses in 1998 associated with purchase options totaled $31.0 million and the gross losses from future contracts sold were $36.0 million.

20. CONTINGENCIES

     The nature of the Corporation's business results in a certain amount of litigation. Accordingly, FirstMerit Corporation and its subsidiaries are subject to various pending and threatened lawsuits in which claims for

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

monetary damages are asserted. Management, after consultation with legal counsel, is of the opinion that the ultimate liability of such pending matters would not have a material effect on the Corporation's financial condition or results of operations.

21. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial and per share data for the years ended 1998 and 1997 are summarized as follows:

                                                                     QUARTERS
                                                     -----------------------------------------
                                                      FIRST      SECOND      THIRD     FOURTH
                                                     --------    -------    -------    -------
                                                        (DOLLARS IN THOUSANDS, EXCEPT SHARE
Total interest income......................  1998    $150,374    158,405    167,019    166,759
                                             ====    ========    =======    =======    =======
                                             1997    $138,107    143,823    149,149    153,431
                                             ====    ========    =======    =======    =======
Net interest income........................  1998    $ 83,280     87,765     91,493     93,643
                                             ====    ========    =======    =======    =======
                                             1997    $ 78,390     80,303     81,840     85,530
                                             ====    ========    =======    =======    =======
Provision for possible loan losses.........  1998    $  6,164      8,144      5,941     20,672
                                             ====    ========    =======    =======    =======
                                             1997    $  4,511      5,482      6,727      6,798
                                             ====    ========    =======    =======    =======
Income (loss) before federal income
  taxes....................................  1998    $ 42,848     35,825     49,787    (18,081)
                                             ====    ========    =======    =======    =======
                                             1997    $ 40,919     42,234     42,408     45,213
                                             ====    ========    =======    =======    =======
Net income (loss)..........................  1998    $ 29,373     24,226     33,855    (14,937)
                                             ====    ========    =======    =======    =======
                                             1997    $ 27,126     28,526     28,753     30,303
                                             ====    ========    =======    =======    =======
Net income (loss) per share -- basic.......  1998    $   0.35       0.28       0.38      (0.18)
                                             ====    ========    =======    =======    =======
                                             1997    $   0.33       0.34       0.34       0.38
                                             ====    ========    =======    =======    =======
Net income (loss) per share -- diluted.....  1998    $   0.34       0.28       0.37      (0.17)
                                             ====    ========    =======    =======    =======
                                             1997    $   0.31       0.32       0.33       0.36
                                             ====    ========    =======    =======    =======

22. SHAREHOLDER RIGHTS PLAN

     The Corporation has in effect a shareholder rights plan ("Plan"). The Plan provides that each share of Common Stock has one right attached (a "Right"). Under the Plan, subject to certain conditions, the Rights would be distributed after either of the following events: (1) a person acquires 10% or more of the Common Stock of the Corporation, or (2) the commencement of a tender offer that would result in a change in the ownership of 10% or more of the Common Stock. After such an event, each Right would entitle the holder to purchase shares of Series A Preferred Stock of the Corporation. Subject to certain conditions, the Corporation may redeem the Rights for $0.01 per Right.

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

23. EARNINGS PER SHARE

     SFAS 128 requires reconciliation of the numerator and denominator used in the basic Earnings Per Share ("EPS") calculation to the numerator and denominator used in the diluted EPS calculation. The calculations are presented in the table below:

                                                                    YEARS ENDED,
                                                       ---------------------------------------
                                                          1998           1997          1996
                                                       -----------    ----------    ----------
                                                                DOLLARS IN THOUSANDS
Basic EPS:
Net income...........................................  $    72,517       114,708        90,210
Less: preferred stock dividends......................         (691)       (1,584)       (1,665)
Net income available to common shareholders..........       71,826       113,124        88,545
Average common shares outstanding....................   86,376,507    81,351,984    83,243,457
Earnings per basic common share......................  $      0.83          1.39          1.06
Diluted EPS:
Net income available to common shareholders..........       71,826       113,124        88,545
Add: preferred stock dividends.......................           --         1,584         1,665
Add: interest expense on convertible bonds, net......          206           334           391
                                                       -----------    ----------    ----------
Adjusted income available to common shareholder......       72,032       115,042        90,601
Average common shares outstanding....................   86,376,507    81,351,984    83,243,457
Add: common stock equivalents for shares issuable
  under:
  Stock option plans.................................    1,055,079     1,511,268       684,620
  Convertible debentures/preferred securities........      552,420     4,433,464     4,854,554
Average common and common stock equivalent shares
  outstanding........................................   87,984,006    87,296,716    88,782,631
                                                       -----------    ----------    ----------
Earnings per diluted common share....................  $      0.82          1.32          1.02
                                                       ===========    ==========    ==========

24. REGULATORY MATTERS

     The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to quantitative judgements by regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 1998, the Corporation meets all capital adequacy requirements to which it is subject. The capital terms used in this note to the consolidated financial statements are defined in the regulations as well as in the "Capital Resources" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

     As of year-end 1998, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. In management's opinion, there are no conditions or events since the OCC's notification that have changed the Corporation's categorization as "well capitalized."

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                                     FOR CAPITAL
                                                      ADEQUACY               PROMPT CORRECTIVE
                               ACTUAL                 PURPOSES:              ACTION PROVISION:
                          ----------------         ---------------         ---------------------
                           AMOUNT    RATIO         AMOUNT    RATIO         AMOUNT          RATIO
                          --------   -----         -------   -----         -------         -----
Year-end 1998:
Total Capital (to Risk    $949,229   12.82%    M   592,802    8.00%    M   740,391     M   10.00%
  Weighted Assets)......
Tier I Capital (to Risk    774,303   10.46%    M   296,150    4.00%    M   444,253     M    6.00%
  Weighted Assets)......
Tier I Capital (to         774,303    8.91%    M   260,773    3.00%    M   434,655     M    5.00%
  Average Assets).......

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders of FirstMerit Corporation:

     In our opinion, the accompanying supplemental consolidated balance sheets and the related supplemental consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the consolidated financial position of FirstMerit Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The supplemental financial statements give retroactive effect to the merger of FirstMerit Corporation and Signal Corp. on February 12, 1999, which has been accounted for as a pooling of interests as described in the notes 1 and 2 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests methods in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of FirstMerit Corporation and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

PRICEWATERHOUSECOOPERS SIGNATURE
March 11, 1999

                              FINANCIAL HIGHLIGHTS

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                                                                  INCREASE
                                                  FOR THE YEAR ENDING            (DECREASE)
                                                -----------------------    -----------------------
                                                   1998         1997        AMOUNT          %
                                                ----------    ---------    ---------    ----------
                                                   (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
  Interest income.............................  $  642,557      584,510       58,047        10
  Interest expense............................     286,376      258,447       27,929        11
  Net interest income.........................     356,181      326,063       30,118         9
  Net interest income--fully-tax equivalent
     basis....................................     359,673      329,275       30,398         9
  Provision for possible loan losses*.........      40,921       23,518       17,403        74
  Net income*.................................      72,517      114,708      (42,191)      (37)
  Net income available to common
     shareholders*............................      71,826      113,124      (41,298)      (37)
  Net yield on earning assets.................        8.19%        8.24%          --        --
  Return on assets*...........................        0.85%        1.51%          --        --
  Return on equity*...........................        8.61%       15.88%          --        --
  Efficiency ratio (excluding unusual
     charges).................................       63.55%       54.71%          --        --
  Dividends paid..............................      50,525       44,136        6,389        14
Per Common Share
  Net income -- diluted*......................        0.82         1.32        (0.50)      (38)
  Dividends paid..............................        0.66         0.61         0.05         8
  Year end book value.........................        9.97         8.76         1.21        14
  Weighted average number of shares
     outstanding -- basic.....................      86,377       81,352        5,025         6
  Weighted average number of shares
     outstanding -- diluted...................      87,984       87,297          687         1
At Year End
  Total assets................................  $9,026,024    7,825,430    1,200,594        15
  Total deposits..............................   6,845,978    6,020,264      825,714        14
  Loans.......................................   6,398,445    5,733,614      664,831        12
  Investment securities.......................   1,878,266    1,556,088      322,178        21
     Total earning assets.....................   8,308,450    7,358,993      949,457        13
     Total funds available....................   7,969,182    6,962,094    1,007,088        14
  Shareholders' equity........................     906,656      747,677      162,879        22
Average Daily Balances For The Year
  Total assets................................  $8,520,575    7,591,936      928,639        12
  Total deposits..............................   6,455,209    5,667,347      787,862        14
  Loans.......................................   6,131,665    5,468,587      663,078        12
  Investment securities.......................   1,715,543    1,593,224      122,319         8
  Total earning assets........................   7,892,086    7,128,553      763,533        11
  Total funds available.......................   7,519,057    6,723,285      795,772        12
  Shareholders' equity........................     841,865      722,404      119,461        17

---------------

* The 1998 net income, provision for possible loan losses, and profitability ratios shown include 1) merger-related expenses associated with the Security First pooling-of-interests acquisition of $12.8 million after taxes, 2) merger costs from Signal's acquisition of First Shenango Bancorp, Inc. ("First Shenango") of $3.0 million after taxes, and 3) a loss from the sale of a subsidiary of $5.5 million after taxes.

  These same results restated to exclude the merger-related expenses and the loss from the sale of the subsidiary, can be found in the "Earnings Summary" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                            SELECTED FINANCIAL DATA

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                                                                  YEARS ENDED,
                                                         --------------------------------------------------------------
                                                            1998         1997         1996         1995         1994
                                                         ----------    ---------    ---------    ---------    ---------
                                                                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Results of Operations
  Interest income......................................  $  642,557      584,510      562,152      548,929      483,136
  Conversion to fully-tax equivalent...................       3,492        3,212        3,043        3,840        4,634
                                                         ----------    ---------    ---------    ---------    ---------
  Interest income*.....................................     646,049      587,722      565,195      552,769      487,770
  Interest expense.....................................     286,376      258,447      249,343      257,306      198,248
                                                         ----------    ---------    ---------    ---------    ---------
  Net interest income*.................................     359,673      329,275      315,852      295,463      289,522
  Provision for possible loan losses...................      40,921       23,518       19,333       21,058        6,008
  Other income.........................................     140,148      114,094      103,091       75,349       75,793
  Other expenses.......................................     345,029      245,865      260,362      260,927      224,206
                                                         ----------    ---------    ---------    ---------    ---------
  Income before federal income taxes*..................     113,871      173,986      139,248       88,827      135,101
  Federal income taxes.................................      37,862       56,066       45,995       41,137       41,169
  Fully-tax equivalent adjustment......................       3,492        3,212        3,043        3,840        4,634
                                                         ----------    ---------    ---------    ---------    ---------
  Federal income taxes*................................      41,354       59,278       49,038       44,977       45,803
  Income before extraordinary item.....................      72,517      114,708       90,210       43,850       89,298
  Income before extraordinary item available to common
    shareholders.......................................      72,517      113,124       88,514       42,064       87,934
  Extraordinary item -- gain on disposition of assets
    after combination (net of tax effect)..............          --           --           --        5,599           --
                                                         ----------    ---------    ---------    ---------    ---------
Net income (a).........................................  $   72,517      114,708       90,210       49,449       89,298
                                                         ----------    ---------    ---------    ---------    ---------
Net income applicable to common stock (a)..............  $   71,826      113,124       88,514       47,663       87,934
                                                         ----------    ---------    ---------    ---------    ---------
  Per common share:
      Income before extraordinary item available to
        common shareholders............................  $     0.83         1.39         1.06         0.50         1.13
      Extraordinary item (net of tax effect)...........          --                                   0.07           --
                                                         ----------    ---------    ---------    ---------    ---------
      Basic net income (a).............................  $     0.83         1.39         1.06         0.57         1.13
                                                         ==========    =========    =========    =========    =========
      Diluted net income (a)...........................  $     0.82         1.32         1.02         0.55         1.06
                                                         ==========    =========    =========    =========    =========
      Cash dividends...................................  $     0.66         0.61         0.55         0.51         0.49
  Dividend payout ratio................................       79.37%       43.87%       51.73%      102.08%       43.33%
Average Ratios
  Return on total assets (a)...........................        0.85%        1.51%        1.21%        0.67%        1.29%
  Return on shareholders' equity (a)...................        8.61%       15.88%       12.67%        7.07%       13.38%
  Shareholders' equity to total assets.................        9.88%        9.51%        9.52%        9.47%        9.65%
Balance Sheet Data
  Total assets (at year end)...........................  $9,026,024    7,825,430    7,348,909    7,423,139    7,377,931
  Daily averages:
    Total assets.......................................  $8,520,575    7,591,936    7,480,069    7,386,917    6,916,648
      Earning assets...................................   7,892,086    7,128,553    7,061,579    6,961,821    6,518,632
      Deposits and other funds.........................   7,519,057    6,723,285    6,677,686    6,608,598    6,186,966
      Shareholders' equity.............................     841,865      722,204      712,044      699,603      667,637

---------------

 * Fully-tax equivalent basis

(a) The 1998 net income, provision for possible loan losses, and profitability ratios shown include 1) merger-related expenses associated with the Security First pooling-of-interests acquisition of $12.8 million after taxes, 2) merger costs from Signal's acquisition of First Shenango of $3.0 million after taxes, and 3) a loss from the sale of a subsidiary of $5.5 million after taxes. The results for 1996 include a one-time Savings Association Insurance Fund ("SAIF") charge of $15.2 million before taxes or approximately $9.9 million after taxes. In addition to the extraordinary gain shown in the table, results for 1995 include several one-time charges totaling $30.0 million before taxes. The charges related to the CIVISTA acquisition, overall reengineering costs to improve operating efficiencies and various other items.

    These same results restated to exclude the merger-related expenses and the loss from the sale of the subsidiary, can be found in the "Earnings Summary" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                      AVERAGE CONSOLIDATED BALANCE SHEETS
         FULLY-TAX EQUIVALENT INTEREST RATES AND INTEREST DIFFERENTIAL

                    FIRSTMERIT CORPORATION AND SUBSIDIARIES

                                                       YEARS ENDED
                          ----------------------------------------------------------------------
                                        1998                                 1997
                          ---------------------------------    ---------------------------------
                           AVERAGE                  AVERAGE     AVERAGE                  AVERAGE
                           BALANCE      INTEREST     RATE       BALANCE      INTEREST     RATE
                           -------      --------    -------    ----------    --------    -------
                                                  (DOLLARS IN THOUSANDS)
ASSETS
Investment securities:
  U.S. Treasury
    securities and U.S.
    Government agency
    obligations
    (taxable)...........  $1,466,525     92,646      6.32%      1,404,024     90,853      6.47%
  Obligations of states
    and political
    subdivisions
    (tax-exempt)........      98,457      7,767      7.89          86,873      7,074      8.14
  Other securities......     150,561      9,504      6.31         102,327      6,568      6.42
                          ----------    -------      ----      ----------    -------      ----
    Total investment
      securities........   1,715,543    109,917      6.41       1,593,224    104,495      6.56
Federal funds sold &
  other interest-earning
  assets................      44,878      2,400      5.35          66,742      3,498      5.24
Loans...................   6,131,665    533,732      8.70       5,468,587    479,729      8.77
    Total earning
      assets............   7,892,086    646,049      8.19       7,128,553    587,722      8.24
Allowance for possible
  loan losses...........     (69,191)                             (56,234)
Cash and due from
  banks.................     204,353                              202,600
Other assets............     493,327                              317,017
                          ----------                           ----------
    Total assets........  $8,520,575                           $7,591,936
                          ==========                           ==========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Deposits:
  Demand-non-interest
    bearing.............  $1,083,354         --        --         773,285         --        --
  Demand-interest
    bearing.............     752,096     13,222      1.76         693,277     12,575      1.81
  Savings...............   1,600,122     44,077      2.75       1,531,623     40,564      2.65
  Certificates and other
    time deposits.......   3,019,637    165,198      5.47       2,669,162    146,097      5.47
                          ----------    -------      ----      ----------    -------      ----
    Total deposits......   6,455,209    222,497      3.45       5,667,347    199,236      3.52
Federal funds purchased,
  securities sold under
  agreements to
  repurchase and other
  borrowings............   1,063,848     63,879      6.00       1,055,938     59,211      5.61
                          ----------    -------      ----      ----------    -------      ----
    Total interest
      bearing
      liabilities.......   6,435,703    286,376      4.45       5,950,000    258,447      4.34
Other liabilities.......     159,653                              146,247
Shareholders' equity....     841,865                              722,404
                          ----------                           ----------
    Total liabilities
      and shareholders'
      equity............  $8,520,575                            7,591,936
                          ==========                           ==========
Net yield on earning
  assets................                359,673      4.56                    329,275      4.62
                                        =======      ====                    =======      ====
Interest rate spread....                             3.73                                 3.90
                                                     ====                                 ====
Income on tax-exempt
  securities and
  loans.................                  5,542                                5,225
                                        =======                              =======

                                     YEARS ENDED
                          ---------------------------------
                                        1996
                          ---------------------------------
                           AVERAGE                  AVERAGE
                           BALANCE      INTEREST     RATE
                          ----------    --------    -------
                               (DOLLARS IN THOUSANDS)
ASSETS
Investment securities:
  U.S. Treasury
    securities and U.S.
    Government agency
    obligations
    (taxable)...........   1,518,635     96,180      6.33
  Obligations of states
    and political
    subdivisions
    (tax-exempt)........     100,630      7,404      7.36
  Other securities......      99,977      6,489      6.49
                          ----------    -------      ----
    Total investment
      securities........   1,719,242    110,073      6.40
Federal funds sold &
  other interest-earning
  assets................      37,971      1,838      4.84
Loans...................   5,304,366    453,284      8.55
    Total earning
      assets............   7,061,579    565,195      8.00
Allowance for possible
  loan losses...........     (52,003)
Cash and due from
  banks.................     231,564
Other assets............     238,929
                          ----------
    Total assets........   7,480,069
                          ==========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Deposits:
  Demand-non-interest
    bearing.............     773,560         --        --
  Demand-interest
    bearing.............     641,607     12,485      1.95
  Savings...............   1,653,279     41,816      2.53
  Certificates and other
    time deposits.......   2,610,832    141,512      5.42
                          ----------    -------      ----
    Total deposits......   5,679,278    195,813      3.45
Federal funds purchased,
  securities sold under
  agreements to
  repurchase and other
  borrowings............     998,408     53,530      5.36
                          ----------    -------      ----
    Total interest
      bearing
      liabilities.......   5,904,126    249,343      4.22
Other liabilities.......      90,339
Shareholders' equity....     712,044
                          ----------
    Total liabilities
      and shareholders'
      equity............   7,480,069
                          ==========
Net yield on earning
  assets................                315,852      4.47
                                        =======      ====
Interest rate spread....                             3.78
                                                     ====
Income on tax-exempt
  securities and
  loans.................                  6,241
                                        =======

---------------

Notes: Interest income on tax-exempt securities and loans have been adjusted to a fully-taxable equivalent basis. Non-accrual loans have been included in the average balances.

EARNINGS SUMMARY

     FirstMerit Corporation's earnings totaled $93.8 million, or $1.06 per share, when merger-related expenses, a conforming accounting entry to the allowance for possible loan losses, and the loss on sale of a subsidiary are excluded. The after-tax costs excluded totaled $21.3 million. Earnings in 1997, excluding merger related costs of $0.8 million, were $115.5 million, or $1.33 per share. Reported net income for 1998, which includes the $21.3 million of after-tax costs just listed, was $72.5 million, or $0.82 per share. All results presented reflect the restatement of prior period financial information to account for the pooling-of-interests acquisitions of Security First Corp. and Signal Corp. Additionally, 1998 results include the earnings of CoBancorp, Inc., which was accounted for as a purchase transaction, from the merger date of May 23, 1998 through December 31, 1998. Because results of CoBancorp are included in 1998 totals for approximately seven months, almost all individual categories discussed throughout the Annual Report will have unquantifiable increases over 1997 due solely to the acquisition.

     Excluding the merger-related costs, the conforming accounting entry and the loss from the sale of the subsidiary, returns on average equity ("ROE") and average assets ("ROA") were 11.14% and 1.10% compared to 15.99% and 1.52% for the prior year. ROE and ROA based on 1998 reported net income of $72.5 million were 8.61% and 0.85%, respectively.

     Net interest income on a fully tax-equivalent basis reached $359.7 million for the year compared to $329.3 million for 1997, an increase of 9.2%. The increase occurred because of earning asset volume gains of 10.7%. The net interest margin declined from 4.62% in 1997 to 4.56% for 1998.

     Adjusted net revenue for 1998 of $493.0 million represents a 12.0% increase from its year earlier level of $440.3 million. Adjusted net revenue is defined as net interest income on a tax-equivalent basis added to other income, less securities gains. The growth in other income and earning assets more than offsets the compression in the net interest margin. Excluding gains from the sale of securities, other income was $133.4 million, or 20.2% higher than the $111.0 million reported for 1997. Other income now accounts for 27.1% of 1998 net revenue compared with 25.2% a year ago. With the exception of manufactured housing income, fee improvement was evident across-the-board as follows: trust fees, up $2.7 million, or 20%; credit card fees, up $5.7 million, or 40%; service charges, up $6.6 million, or 20%; other service fees, up $3.2 million, or 43%; mortgage sales and servicing, up $5.7 million, or 51%, and other operating income, up $5.5 million, or 33%.

     Excluding the $9.8 million pre-tax charge related to the Security First merger, the $4.6 million pre-tax charge related to Signal's acquisition of First Shenango and the $8.4 million loss from the sale of a subsidiary, other expenses totaled $322.2 million for the year compared with $245.9 million for the prior year, an increase of 31.1%. Reported other expenses, when the merger costs and loss from sale are included, were $339.0 million. Most 1998 expense categories are consistent with the prior year performance when measured as a percentage of assets for each period. The following items are included in 1998 other operating expenses and account for a large portion of the increase in that category: a valuation adjustment of $18 million related to securitized manufactured housing loans; a valuation adjustment of $7.4 million related to retained servicing of manufactured housing contracts; an adjustment of $3.2 million to recognize more manufactured housing loan origination expenses and the establishment of a liability of $3.3 million related to repayment of manufactured housing loans. Amortization of intangibles resulting from the CoBancorp acquisition has risen sharply, from $3.8 million in 1997 to $8.9 million for 1998. After adjusting for merger-related expenses and the loss on sale of the subsidiary, the efficiency ratio was 62.33% compared to 54.71% last year.

     The provision for loan losses of $40.9 million includes a merger-related increase of $9.1 million and a charge of $7.8 million associated with manufactured housing and commercial loans. Net charge-offs as a percentage of average outstanding loans totaled 0.34% at year ends 1998 and 1997. At year-end 1998, the allowance as a percentage of outstanding loans stands at 1.50% compared to the 1997 reserve level of 1.18% of outstanding loans.

     The following table summarizes the changes in earnings per share for 1998 and 1997.

                                                               CORE*      AS REPORTED
                                                             1998/1997     1998/1997     1997/1996
(DOLLARS)                                                    ---------    -----------    ---------
CHANGES IN EARNINGS PER SHARE
Net income per diluted share for 1997 and 1996,
  respectively.............................................    $1.32         $1.32         $1.02
Increases (decreases) attributable to:
  Net interest income -- taxable equivalent................     0.34          0.34          0.15
  Provision for possible loan losses.......................    (0.11)        (0.20)        (0.05)
  Trust services...........................................     0.03          0.03          0.01
  Service charges on deposit accounts......................     0.07          0.07          0.06
  Credit card fees.........................................     0.06          0.06          0.03
  Service fees -- other....................................     0.04          0.04          0.01
  Securities gains (losses), net...........................     0.04          0.04          0.05
  Manufactured housing income..............................    (0.08)        (0.08)         0.04
  Loan sales and servicing income..........................     0.06          0.06          0.03
  Other operating income...................................     0.06          0.06         (0.11)
  Salaries and employee benefits...........................    (0.27)        (0.29)        (0.03)
  Equipment expense........................................    (0.03)        (0.03)           --
  Intangible amortization expense..........................    (0.06)        (0.06)         0.01
  Other operating expenses.................................    (0.48)        (0.71)         0.19
  Federal income taxes -- taxable equivalent...............     0.08          0.18         (0.12)
  Change in share base.....................................    (0.01)        (0.01)         0.03
                                                               -----         -----         -----
  Net change in net income.................................    (0.21)        (0.50)         0.30
                                                               -----         -----         -----
  Net income per diluted share for 1998 core, 1998 reported
     and 1997, respectively................................    $1.06         $0.82         $1.32
                                                               =====         =====         =====

---------------

* The term "core" is defined as excluding merger-related expenses associated with the Security First pooling-of-interests acquisition and merger-related expenses associated with Signal's acquisition of First Shenango. See Note 2 to the supplemental consolidated financial statements for further details.

SUPERCOMMUNITY BANKING RESULTS

     The Corporation's operations are managed along its major line of business, Supercommunity Banking. Note 17 to the supplemental consolidated financial statements provides performance data for this line of business as well as summary information by product and service group.

NET INTEREST INCOME

     Net interest income, the difference between interest and loan fee income on earning assets and the interest paid on deposits and borrowed funds, is the principal source of earnings for the Corporation. Throughout this discussion net interest income is presented on a fully taxable equivalent ("FTE") basis which restates interest on tax-exempt securities and loans as if such interest were subject to federal income tax at the statutory rate.

     Net interest income is affected by market interest rates on both earning assets and interest bearing liabilities, the level of earning assets being funded by interest bearing liabilities, non-interest bearing liabilities and equity, and the growth in earning assets. The following table shows the allocation to assets, the source of funding and their respective interest spreads.

                                                                            1998
                                                    ----------------------------------------------------
                                                       AVERAGE              NET
                                                    EARNING ASSETS    INTEREST SPREAD    INTEREST INCOME
                                                    --------------    ---------------    ---------------
                                                                   (DOLLARS IN THOUSANDS)
Interest-bearing liabilities......................    $6,435,703           3.73%             240,052
Non-interest-bearing liabilities and equity.......     1,456,383           8.19%*            119,621
                                                      ----------                             -------
                                                      $7,892,086                             359,673
                                                      ==========                             =======

                                                                            1997
                                                    ----------------------------------------------------
                                                       AVERAGE              NET
                                                    EARNING ASSETS    INTEREST SPREAD    INTEREST INCOME
                                                    --------------    ---------------    ---------------
Interest-bearing liabilities......................    $5,950,000           3.90%             232,050
Non-interest-bearing liabilities and equity.......     1,178,553           8.24%*             97,225
                                                      ----------                             -------
                                                      $7,128,553                             329,275
                                                      ==========                             =======

                                                                            1996
                                                    ----------------------------------------------------
                                                       AVERAGE              NET
                                                    EARNING ASSETS    INTEREST SPREAD    INTEREST INCOME
                                                    --------------    ---------------    ---------------
Interest-bearing liabilities......................    $5,904,126           3.78%             223,176
Non-interest-bearing liabilities and equity.......     1,157,453           8.01%*             92,676
                                                      ----------                             -------
                                                      $7,061,579                             315,852
                                                      ==========                             =======

---------------

* Yield on earning assets

     Net interest income, on a fully-tax equivalent basis, increased $30.4 million, or 9.2%, to $359.7 million in 1998 compared to $329.3 million in 1997 and $315.9 million in 1996. The increase over 1997 occurred because the rise in interest income more than offset the increase in interest expense. Specifically, interest income rose $58.3 million while interest expense increased $27.9 million.

     Interest income was higher than last year because average earning assets grew 10.7% or $763.5 million. The increase in average earning assets was attributable to the CoBancorp purchase acquisition on May 22, 1998 and strong loan demand. Under purchase accounting rules, the results of the acquired company are included in current year totals from the date of the acquisition through the end of the year; corresponding prior period totals do not contain the results of the acquired company. The average yield on earning assets decreased 5 basis points from 8.24% in 1997 to 8.19% during 1998. In summary, higher earning asset volumes outpaced the decline in earning asset rates resulting in higher interest income.

     Higher interest expense was both volume and rate related as deposits and other borrowings were used to fund the earning asset growth and the cost of funds increased 11 basis points. Similar to the asset scenario described in the preceding paragraph, the CoBancorp acquisition played a large part in the higher funding balances and resultant increase in interest expense. Cost of funds for the year as a percentage of average earning assets rose from 4.34% in 1997 to 4.45% this year accounting for $5.4 million, or 19.0%, of the total rise in interest expense of $27.9 million while increased funding volume accounted for the remaining increase of $22.6 million, or 81.0%.

     The following table illustrates the specific year-over-year impact to net interest income based on changes in the rate and volume components of the interest-earning assets and interest-bearing liabilities.

    CHANGES IN NET INTEREST DIFFERENTIAL -- FULLY-TAX EQUIVALENT RATE/VOLUME
                                    ANALYSIS

                                                            YEARS ENDED,
                                    ------------------------------------------------------------
                                           1998 AND 1997                    1997 AND 1996
                                    ----------------------------      --------------------------
                                       INCREASE (DECREASE) IN           INCREASE (DECREASE) IN
                                      INTEREST INCOME/EXPENSE          INTEREST INCOME/EXPENSE
                                    ----------------------------      --------------------------
                                               YIELD/                           YIELD/
                                    VOLUME      RATE      TOTAL       VOLUME     RATE     TOTAL
                                    -------    -------    ------      ------    ------    ------
                                                       (DOLLARS IN THOUSANDS)
INTEREST INCOME
Investment securities:
     Taxable......................  $ 6,995     (2,266)    4,729      (7,260)    2,012    (5,248)
     Tax-exempt...................      914       (221)      693      (1,120)      790      (330)
Loans.............................   57,718     (3,715)   54,003      14,406    12,039    26,445
Federal funds sold................   (1,169)        71    (1,098)     1,508        152     1,660
                                    -------    -------    ------      ------    ------    ------
          Total interest income...   64,458     (6,131)   58,327      7,534     14,993    22,527
                                    -------    -------    ------      ------    ------    ------
INTEREST EXPENSE
Interest on deposits:
     Demand-interest bearing......    1,034       (387)      647        937       (847)       90
     Savings......................    1,887      1,626     3,513      (3,222)    1,970    (1,252)
     Certificates and other time
       deposits (CDs).............   19,174        (73)   19,101      3,193      1,392     4,585
Federal funds purchased,
  securities sold under agreements
  to repurchase and other
  borrowings......................      475      4,193     4,668      3,226      2,455     5,681
                                    -------    -------    ------      ------    ------    ------
Total interest expense............   22,570      5,359    27,929      4,134      4,970     9,104
                                    -------    -------    ------      ------    ------    ------
Net interest income...............  $41,888    (11,490)   30,398      3,400     10,023    13,423
                                    =======    =======    ======      ======    ======    ======

---------------

Note: The variance created by a combination of rate and volume has been allocated entirely to the volume column.

     The net interest margin is calculated by dividing net interest income FTE by average earning assets. As with net interest income, the net interest margin is affected by the level and mix of earning assets, the proportion of earning assets funded by non-interest bearing liabilities, and the interest rate spread. In addition, the net interest margin is impacted by changes in federal income tax rates and regulations as they affect the tax equivalent adjustment.

     The net interest margin for 1998 was 4.56% compared to 4.62% in 1997 and 4.47% in 1996. The decline in the net interest margin compared to last year was mainly due to falling interest rates during the year (lower interest rate spread).

                                                           1998          1997         1996
                                                        ----------    ----------    ---------
                                                               (DOLLARS IN THOUSANDS)
Net interest income...................................  $  356,181       326,063      312,809
Tax equivalent adjustment.............................       3,492         3,212        3,043
                                                        ----------    ----------    ---------
Net interest income -- FTE............................  $  359,673    $  329,275      315,852
                                                        ==========    ==========    =========
Average earning assets................................  $7,892,086     7,128,553    7,061,579
                                                        ----------    ----------    ---------
Net interest margin...................................        4.56%         4.62%        4.47%
                                                        ==========    ==========    =========

OTHER INCOME

     Excluding securities gains, other income totaled $133.4 million in 1998, an increase of $22.4 million or 20.2% over 1997, and $29.1 million over adjusted 1996 which also excludes prior gains of $13.7 million from the sale of branches and a former bank affiliate. Increases in all categories below occurred because of the 1998 CoBancorp purchase acquisition as well as continued company emphasis on improving other income (fee income).

                                                                1998       1997       1996
                                                              --------    -------    -------
                                                                  (DOLLARS IN THOUSANDS)
Trust fees..................................................  $ 16,147     13,442     12,182
Service charges on deposits.................................    39,883     33,279     28,547
Credit card fees............................................    20,064     14,355     11,415
Service fees -- other.......................................    10,493      7,337      6,184
Securities gains (losses)...................................     6,785      3,114     (1,192)
Manufactured housing income.................................     7,630     14,684     11,580
Mortgage sales and servicing................................    16,900     11,177      8,378
Gains from branch/subsidiary sales..........................       473          0     13,700
Other operating income......................................    21,773     16,706     12,297
                                                              --------    -------    -------
                                                              $140,148    114,094    103,091
                                                              ========    =======    =======

     Trust fees increased $2.7 million or 20.1% to $16.1 million in 1998. Service charges on deposits rose $6.6 million or 19.8% compared to last year. Credit card fees increased $5.7 million in 1998 partially due to increased merchant activity and the CoBancorp acquisition. Other service fees rose $3.2 million, or 43.0% compared to last year; a major component of this category is ATM fees. Income from mortgage sales and servicing was up $5.7 million, these gains occur as the Corporation's mortgage company sells mortgage loans to the secondary market. Securities gains increased $3.6 million, or 117.0% as the Corporation sold several groups of mortgage-backed securities at gains. The sales of the mortgage-backed securities occurred as management saw the opportunity to take gains on sales, to reinvest the proceeds in higher yielding commercial and consumer credits, and to sell before further "run-off" of these loans occurred during a high refinancing period. Other operating income, as presented in the table above, was up $5.1 million in part because of the CoBancorp and other purchase acquisitions. See "other expenses" for more description of the acquisitions other than CoBancorp.

     Excluding gains from sales of securities, other income was $133.4 million and now represent 27.1% of net revenue compared to 25.2 % last year. Net revenue is defined as net interest income, on a fully-taxable equivalent basis, plus other income, less securities gains.

FEDERAL INCOME TAX

     Federal income tax expense totaled $37.9 million in 1998 compared to $56.1 million in 1997, and $46.0 in 1996. In 1998 the effective federal income tax rate for the Corporation equaled 34.3% compared to 32.8% in 1997 and 33.8% in 1996.

OTHER EXPENSES

     Core other expenses, excluding merger-related costs and a loss from the sale of a subsidiary (Alliance Corporate Resources, Inc.) were $322.2 million in 1998 compared to $245.9 million in 1997 and $245.2 million in 1996. Totals for 1998 include (1) the results of CoBancorp for approximately 7 months and the full-year results of several smaller acquisitions that were acquired mid-year 1997, and (2) the following expenses recorded in the other operating expenses category: a valuation adjustment of $18.0 million related to securitized manufactured housing loans; a valuation adjustment of $7.4 million related to retained servicing of manufactured housing contracts; an adjustment of $3.2 million to recognize more manufactured housing loan origination expenses and the establishment of a liability of $3.3 million related to repayment of manufactured housing loans. In accordance with purchase accounting rules, the results of the companies purchased are not included in results presented prior to their purchase dates.

                                                       REPORTED     CORE*
                                                         1998       1998       1997       1996
                                                       --------    -------    -------    -------
                                                                (DOLLARS IN THOUSANDS)
       OTHER EXPENSES
       Salaries and wages............................  $112,087    110,474     90,201     87,390
       Pension and benefits..........................    31,778     31,702     26,892     26,817
                                                       --------    -------    -------    -------
       Salaries, wages, pension and benefits.........   143,865    142,176    117,093    114,207
       Net occupancy expense.........................    23,002     22,310     22,592     22,277
       Equipment expense.............................    15,882     15,741     12,717     12,894
       Taxes, other than federal income taxes........     7,890      7,890      7,168      7,298
       Stationery, supplies and postage..............    10,789     10,774      9,529     11,166
       Bankcard, loan processing, and other fees.....    29,575     28,059     19,126     16,321
       Advertising...................................     5,416      5,183      6,298      7,303
       Professional services.........................    14,332      9,882      7,191      6,505
       Telephone.....................................     4,722      4,722      3,856      3,654
       FDIC assessment, excluding SAIF in 1996.......     1,473      1,473      1,524      6,162
       SAIF assessment...............................        --         --         --     15,211
       Loss on sale of subsidiary....................     8,410         --         --         --
       Amortization of intangibles...................     8,926      8,926      3,771      4,374
       Other operating expenses......................    70,747     65,104     35,000     32,990
                                                       --------    -------    -------    -------
       Total other expenses..........................  $345,029    322,240    245,865    260,362
                                                       ========    =======    =======    =======

---------------

* Core other expenses, when compared to reported results, exclude $9.8 million of pre-tax merger-related costs associated with the Security First acquisition, $4.6 million of pre-tax charges related to Signal's acquisition of First Shenango and an $8.4 million loss from the sale of a subsidiary. Also affecting core earnings, but not other expenses, was an increase to the provision for possible loan losses of $7.3 million and a decrease in Other Income of $0.1 million associated with the Security First acquisition.

     Adjusted salaries, wages, pension and benefits totaled $142.2 million in 1998, an increase of $25.1 million or 21.4% from 1997. The increase was primarily due to the 1997 purchase acquisition of CoBancorp, the mid-year 1997 purchases of Alpha Equipment Group, Inc., Alliance Corporate Resources Inc. (which was subsequently sold December 31, 1998) and Summit Bank (an immaterial "pooling-of-interests" in which prior periods were not restated) and an adjustment of $2.8 million to recognize more direct salary and wage expense associated with the origination of manufactured housing loans. Salaries and benefits in 1997 were 2.5% higher than 1996 mainly due to merit increases.

     Adjusted bankcard, loan processing, and other fees increased $8.9 million to $28.1 million in 1998. A portion of the increase is due to the activity of the purchased companies discussed previously in this section. The Corporation's efforts to improve the efficiency of all acquired companies will be a major goal in 1999.

     Amortization of intangible expense during 1998 was $9.0 million, up $5.2 million from 1997 and $4.6 million from 1996. The 1998 increase was due to the CoBancorp acquisition. The decline in 1997 intangible amortization expense compared to 1996 occurred as 1996 branch sales, many in the fourth quarter, lessened goodwill and core deposit intangibles.

     Excluding the merger-related expenses and an $8.4 million loss on a subsidiary, the efficiency ratio for 1998 was 63.55% compared to 54.71% last year. The "lower-is-better" efficiency ratio indicates the percentage of operating costs that is used to generate each dollar of net revenue -- that is, during 1998, $0.6355 cents was spent to generate $1 of net revenue. The Corporation's goal in 1999 is to make its recent acquisitions more efficient.

INVESTMENT SECURITIES

     The investment portfolio is maintained by the Corporation to provide liquidity, earnings, and as a means of diversifying risk. In accordance with the Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," securities have been classified as available-for-sale.

     In this classification, adjustment to fair value of the securities available-for-sale in the form of unrealized holding gains and losses, is excluded from earnings and reported net of taxes in a separate component of shareholders' equity. The adjustments to increase fair value at year-ends 1998 and 1997 were $9.0 million and $7.0 million, respectively.

     At year-end 1998, investment securities totaled $1,878.3 million compared with $1,556.1 million one year earlier, an increase of 20.7%.

     A summary of investment securities' carrying value is presented below as of year-ends 1998, 1997 and 1996. Presented with the summary is a maturity distribution schedule with corresponding weighted average yields.

                    CARRYING VALUE OF INVESTMENT SECURITIES

                                                                           YEAR-ENDS,
                                                                     -----------------------
                                                                        1998         1997
                                                                     ----------    ---------
                                                                     (DOLLARS IN THOUSANDS)
       U.S. Treasury and Government agency obligations.............  $  693,939      648,360
       Obligations of states and political subdivisions............     140,177      117,745
       Mortgage-backed securities..................................     748,355      619,596
       Other securities............................................     295,795      170,387
                                                                     ----------    ---------
                                                                     $1,878,266    1,556,088
                                                                     ==========    =========

                                                            OVER ONE YEAR       OVER FIVE YEARS
                                     ONE YEAR OR LESS     THROUGH FIVE YEARS   THROUGH TEN YEARS       OVER TEN YEARS
                                    -------------------   ------------------   ------------------   --------------------
                                               WEIGHTED             WEIGHTED             WEIGHTED               WEIGHTED
                                               AVERAGE              AVERAGE              AVERAGE                AVERAGE
                                     AMOUNT     YIELDS    AMOUNT     YIELDS    AMOUNT     YIELDS     AMOUNT      YIELDS
                                    --------   --------   -------   --------   -------   --------   ---------   --------
U.S. Treasury securities..........  $ 48,339     5.85%     38,138     6.11%         --       --            --       --
U.S. Government agency
  obligations.....................    30,999     5.85%    142,624     5.62%    190,716     5.85%      281,789     5.76%
Obligations of states and
  political subdivisions..........    20,737     4.71%*    48,304     5.05%*    36,665     4.70%*      36,605     5.23%*
Mortgage-backed securities........     2,866     3.99%     25,934     6.22%     87,019     6.00%      518,505     6.52%
Other securities..................     3,588     6.04%      1,041     5.50%     50,268     4.26%      314,129     5.58%**
                                    --------     ----     -------     ----     -------     ----     ---------     ----
                                    $106,529     5.58%    256,041     5.63%    364,668     5.55%    1,151,028     6.02%
                                    ========     ====     =======     ====     =======     ====     =========     ====
Percent of total..................      5.67%               13.63%               19.42%                 61.28%
                                    ========              =======              =======              =========

---------------

  * Fully-taxable equivalent based upon federal income tax structure applicable at December 31, 1998.

** Weighted-average yield does not reflect $18 million write-down of Asset-backed securities book values and fair values due to impairment. See notes 2, 3 and 6 to the consolidated financial statements for additional information.

     At year-end 1998, Collateralized Mortgage Obligations ("CMOs") totaled $424.2 million, representing approximately 21.7% of the investment portfolio. The duration of total CMOs is slightly less than the total portfolio. The aggregate book value of all privately issued mortgage-backed securities does not exceed 10% of shareholders' equity. CMOs which fail the Federal Financial Institution Examination Council's ("FFIEC") high risk stress test total $6.5 million, or 1.5% of the total investment portfolio.

     The yield on the portfolio was 6.41% in 1998 compared to 6.56% in 1997 and 6.40% in 1996.

LOANS

     Total loans outstanding at year-end 1998 increased 11.6% compared to one year ago or $5,733.5 million compared to $6,398.4 million. A breakdown by category is presented below, along with a maturity summary of commercial, financial and agricultural loans.

                                                            YEAR-ENDS,
                                 ----------------------------------------------------------------
                                    1998         1997         1996          1995          1994
                                 ----------    ---------    ---------    ----------    ----------
                                                      (DOLLARS IN THOUSANDS)
Commercial, financial and
  agricultural.................  $1,308,127      952,507      780,772       604,883       475,692
Installments to individuals....   1,334,138    1,157,940    1,026,012       949,207       933,445
Real estate....................   3,585,282    3,437,303    3,286,610     3,331,332     3,195,167
Lease financing................     170,898      185,864      159,237       179,951       158,737
                                 ----------    ---------    ---------    ----------    ----------
     Total loans...............   6,398,445    5,733,614    5,252,631     5,065,373     4,763,041
Less allowance for possible
  loan losses..................      96,149       67,736       54,304        56,878        46,021
                                 ----------    ---------    ---------    ----------    ----------
     Net loans.................  $6,302,296    5,665,878    5,198,327     5,008,495     4,717,020
                                 ==========    =========    =========    ==========    ==========

                                                                            YEAR-END 1998
                                                                --------------------------------------
                                                                COMMERCIAL, FINANCIAL AND AGRICULTURAL
                                                                --------------------------------------
Due in one year or less.....................................                  $  787,501
Due after one year but within five years....................                     288,372
Due after five years........................................                     232,254
                                                                              ----------
     Total..................................................                  $1,308,127
                                                                              ==========
Loans due after one year with interest at a predetermined
  fixed rate................................................                  $  167,110
Loans due after one year with interest at a floating rate...                     353,516
                                                                              ----------
     Total..................................................                  $  520,626
                                                                              ==========

     Real estate loans at year-end 1998 totaled $3,585.3 million or 56.0% of total loans outstanding compared to 60.0% one year ago. Residential loans (1-4 family dwellings) totaled $1,643.1 million, home equity loans $531.9 million, construction loans $228.4 million and commercial real estate loans $1,181.9 million.

     Commercial real estate loans include both commercial loans where real estate has been taken as collateral as well as loans for commercial real estate. The majority of commercial real estate loans are to owner occupants where cash flow to service debt is derived from the occupying business cash flow instead of normal building rents. These loans are generally part of an overall relationship with existing customers primarily within northeast Ohio.

     Consumer loans or loans to individuals increased 15.2% compared to last year and accounted for 20.9% of total loans compared to 20.2% in 1997.

     Commercial, financial, and agricultural loans increased 37.3% during 1998 and make-up 20.4% of total outstanding loans compared to 16.6% last year. The increase in consumer and commercial loans is evidence of FirstMerit's shifting loan portfolio.

     Lease financing loans decreased 8.0% during 1998. Auto leases totaled $63.2 million with equipment leasing totaling $103.9 million, and leveraged leases were $3.9 million at year-end 1998.

     There is no concentration of loans in any particular industry or group of industries. Most of the Corporation's business activity is with customers located within the state of Ohio.

ASSET QUALITY

     Making a loan to earn an interest spread inherently includes taking the risk of not being repaid. Successful management of credit risk requires making good underwriting decisions, carefully administering the loan portfolio and diligently collecting delinquent accounts.

     The Corporation's Credit Policy Division manages credit risk by establishing common credit policies for its subsidiary banks, participating in approval of their largest loans, conducting reviews of their loan portfolios, providing them with centralized consumer underwriting, collections and loan operations services, and overseeing their loan workouts.

     The Corporation's objective is to minimize losses from its commercial lending activities and to maintain consumer losses at acceptable levels that are stable and consistent with growth and profitability objectives.

     The Corporation adopted Statement of Financial Accounting Standard No. 114,"Accounting by Creditors for Impairment of a Loan," and Statement No. 118, an amendment of Statement No. 114, "Accounting by Creditors for Impairment of a loan -- Income Recognition and Disclosures." These statements provide guidance for determining the allowance for loan loses related to impaired loans and illustrate the required financial statement disclosures for impaired loans. Impaired loans are loans for which current information or events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans must be valued based on the present value of the loans' expected future cash flows at the loans' effective interest rates, at the loans' observable market price, or the fair value of the loan collateral.

NON-PERFORMING ASSETS

     Non-performing assets consist of:

     - NON-ACCRUAL LOANS on which interest is no longer accrued because its collection is doubtful.

     - RESTRUCTURED LOANS on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven.

     - OTHER REAL ESTATE (ORE) acquired through foreclosure in satisfaction of a loan.

                                                               YEARS ENDED,
                                              -----------------------------------------------
                                               1998       1997      1996      1995      1994
                                              -------    ------    ------    ------    ------
                                                          (DOLLARS IN THOUSANDS)
Impaired Loans:
  Non-accrual...............................  $10,883    12,129     9,782     7,852    10,517
  Restructured..............................       85        89        92     1,548     2,026
                                              -------    ------    ------    ------    ------
          Total impaired loans..............   10,968    12,218     9,874     9,400    12,543
Other Loans:
  Non-accrual...............................    8,456    10,210     7,104     7,765     9,186
  Restructured..............................       --        --       340       366     2,714
                                              -------    ------    ------    ------    ------
          Total Other non-performing
            loans...........................    8,456    10,210     7,444     8,131    11,900
                                              -------    ------    ------    ------    ------
          Total non-performing loans........   19,424    22,428    17,318    17,531    24,443
                                              -------    ------    ------    ------    ------
Other real estate (ORE).....................    3,789     2,296       829     1,989    10,958
          Total non-performing assets.......   23,213    24,724    18,147    19,520    35,401
                                              =======    ======    ======    ======    ======
Loans past due 90 days or more accruing
  interest..................................  $18,911    11,327     8,463     7,795     3,847
                                              =======    ======    ======    ======    ======
Total non-performing assets as a percent of
  total loans & ORE.........................     0.36%     0.43%     0.35%     0.39%     0.75%
                                              =======    ======    ======    ======    ======

     Under the Corporation's credit policies and practices, all non-accrual and restructured commercial, agricultural, construction, and commercial real estate loans, meet the definition of impaired loans under Statement No.'s 114 and 118. Impaired loans as defined by Statements 114 and 118 exclude certain consumer loans, residential real estate loans, and leases classified as non-accrual. Consumer installment loans are charged off when they reach 120 days past due. Credit card loans are charged off when they reach 180 days past due. When any other loan becomes 90 days past due, it is placed on non-accrual status unless it is well secured and in the process of collection. Any losses are charged against the allowance for possible loan losses as soon as they are identified.

     Non-performing assets at year end were $23.2 million, $24.7 million at year-end 1997 and $18.1 million at year-end 1996. As a percentage of total loans outstanding plus ORE, non-performing assets were 0.36% at year-end 1998 compared to 0.43% in 1997 and 0.35% in 1996. The average balances of impaired loans for the years ended 1998 and 1997 were $11.6 million and $11.0 million, respectively.

     For the year ended 1998, impaired assets earned $427,000 in interest income. Had they not been impaired, they would have earned $1.1 million. For the same period, total non-performing loans earned $732,000 in interest income. Had they been paid in accordance with the payment terms in force prior to being considered impaired, on non-accrual status, or restructured, they would have earned $2.2 million.

     In addition to non-performing loans and loans 90 days past due and still accruing interest, Management identified potential problem loans totaling $45.6 million at year-end 1998. These loans are closely monitored for any further deterioration in the borrowers' financial condition and for the borrowers' ability to comply with terms of the loans.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

     The Corporation maintains what Management believes is an adequate allowance for possible loan losses. The Corporation and the Subsidiary Bank regularly analyze the adequacy of their allowances through ongoing reviews of trends in risk ratings, delinquencies, non-performing assets, charge-offs, economic conditions, and changes in the composition of the loan portfolio.

     At year end the Corporation boosted its allowance for possible loan losses in response to growth in its manufactured housing portfolio and the continuing shift of its portfolio out of residential mortgage loans and into commercial and consumer loans, which historically have exhibited higher loss rates. Management felt it was prudent to increase the allowance at year end to ensure its adequacy for changes that have occurred in the loan portfolio.

     At year-end 1998, the allowance was $96.1 million or 1.50% of loans outstanding compared to $67.7 million or 1.18% at year-end 1997 and $60.1 million or 1.14% at year-end 1996. The allowance equaled 495.0% of non-performing loans at year-end 1998 compared to 302.1% at year-end 1997. The allowance for possible loan losses related to impaired loans at year-ends 1998 and 1997 was $3.7 million at year-end 1998 and $4.5 million at year-end 1997.

     Net charge-offs were $20.7 million in 1998 compared to $18.4 million in 1997 and $16.1 million in 1996. As a percentage of average loans outstanding, net charge-offs equaled 0.34% in 1998 and 1997 and 0.30% in 1996. Losses are charged against the allowance as soon as they are identified.

     A five-year summary of activity follows:

ALLOWANCE FOR POSSIBLE LOAN LOSSES

                                                                  YEARS ENDED,
                                       ------------------------------------------------------------------
                                          1998          1997          1996          1995          1994
                                       ----------    ----------    ----------    ----------    ----------
                                                             (DOLLARS IN THOUSANDS)
Allowance for possible loan losses at
  beginning of year..................  $   67,736        60,087        56,878        46,021        45,748
Loans charged off:
  Commercial, financial and
    agricultural.....................       3,894         1,838         2,665         3,145         1,479
  Installment to individuals.........      26,277        24,824        17,282         9,275         6,367
  Real estate........................       1,489           728           613         1,837         1,948
  Lease financing....................       1,274         1,294         1,315           319            20
  Decrease from sale of subsidiary...          --            --           389            --            --
                                       ----------    ----------    ----------    ----------    ----------
         Total.......................      32,934        28,684        22,264        14,576         9,814
                                       ----------    ----------    ----------    ----------    ----------
Recoveries:
  Commercial, financial and
    agricultural.....................       1,930         1,121           450           569           719
  Installment to individuals.........       8,285         8,584         5,283         3,537         3,169
  Real estate........................       1,464           123           202           181           171
  Lease financing....................         532           476           206            88            21
                                       ----------    ----------    ----------    ----------    ----------
         Total.......................      12,211        10,304         6,141         4,375         4,080
                                       ----------    ----------    ----------    ----------    ----------
Net charge-offs......................      20,723        18,380        16,123        10,201         5,734
                                       ----------    ----------    ----------    ----------    ----------
Increase resulting from
  acquisition........................       8,215         2,511            --            --            --
                                       ----------    ----------    ----------    ----------    ----------
Provision for possible loan losses...      40,921        23,518        19,332        21,058         6,007
                                       ----------    ----------    ----------    ----------    ----------
Allowance for possible loan losses at
  end of year........................  $   96,149    $   67,736    $   60,087    $   56,878    $   46,021
                                       ==========    ==========    ==========    ==========    ==========
Average loans outstanding............  $6,131,665     5,468,587     5,304,366     5,086,781     4,460,113
                                       ==========    ==========    ==========    ==========    ==========
Ratio to average loans:
  Net charge-offs....................        0.34%         0.34%         0.30%         0.20%         0.13%
  Provision for possible loan
    losses...........................        0.67%         0.43%         0.36%         0.41%         0.13%
                                       ==========    ==========    ==========    ==========    ==========
Loans outstanding at end of year.....  $6,398,445     5,733,614     5,252,631     5,065,373     4,763,041
                                       ==========    ==========    ==========    ==========    ==========
Allowance for possible loan losses:
  As a percent of loans outstanding
    at end of year...................        1.50%         1.18%         1.14%         1.12%         0.97%
  As a multiple of net charge-offs...        4.64          3.69          3.73          5.58          8.03
                                       ==========    ==========    ==========    ==========    ==========

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                  AS OF YEAR-END 1998         AS OF YEAR-END 1997         AS OF YEAR-END 1996
                                ------------------------    ------------------------    -----------------------
                                            % OF LOANS                  % OF LOANS                 % OF LOANS
                                           BY CATEGORY                 BY CATEGORY                BY CATEGORY
                                          TO TOTAL LOANS              TO TOTAL LOANS             TO TOTAL LOANS
                                AMOUNT     OUTSTANDING      AMOUNT     OUTSTANDING      AMOUNT    OUTSTANDING
                                -------   --------------    -------   --------------    ------   --------------
                                                            (DOLLARS IN THOUSANDS)
Commercial, financial, and
  agricultural................  $40,457         20%         $27,522         17%         15,962         15%
Installment...................   28,004         21%          19,350         20%         24,434         19%
Loans secured by real
  estate......................   25,945         56%          19,555         60%         18,236         63%
Lease financing...............    1,743          3%           1,309          3%         1,455           3%
                                -------        ---          -------        ---          ------        ---
                                $96,149        100%         $67,736        100%         60,087        100%
                                =======        ===          =======        ===          ======        ===

                                                       AS OF YEAR-END 1995         AS OF YEAR-END 1994
                                                     ------------------------    -----------------------
                                                                 % OF LOANS                 % OF LOANS
                                                                BY CATEGORY                BY CATEGORY
                                                               TO TOTAL LOANS             TO TOTAL LOANS
                                                     AMOUNT     OUTSTANDING      AMOUNT    OUTSTANDING
                                                     -------   --------------    ------   --------------
                                                                   (DOLLARS IN THOUSANDS)
Commercial, financial, and agricultural............  $14,570         12%         7,091          10%
Installment........................................   16,322         19%         15,372         20%
Loans secured by real estate.......................   24,694         66%         22,809         67%
Lease financing....................................    1,292          3%           749           3%
                                                     -------        ---          ------        ---
                                                     $56,878        100%         46,021        100%
                                                     =======        ===          ======        ===

DEPOSITS

     Average deposits for 1998 totaled $6.5 billion, an increase of 13.9% and 13.7% compared to 1997 and 1996 levels, respectively. Most of the increase occurred because of the 1998 purchase acquisition of CoBancorp Inc. Purchase accounting application includes balances of the acquired company in the year of acquisition but not in prior periods. The Corporation's success with its "free-checking" product also added to the increase in average non-interest bearing demand deposit (checking) accounts.

     Increases in deposit category average balances were as follows: noninterest-bearing demand, up $310.1 million, or 41%; interest-bearing demand, up $58.8 million, or 8%; savings up $68.5 million, or 4%; and certificate of deposit (CDs) accounts, up $350.5 million, or 13%. Again, the CoBancorp acquisition accounted for a large portion of the increases in these categories.

     The average rate paid on interest-bearing demand deposits decreased 5 basis points to 1.76%; the average yield paid on savings accounts increased 10 basis points to 2.75% and the average yield paid on CDs remained at 5.47%.

     Total demand deposits comprised 28.4 % of average deposits in 1998 compared with 25.9% last year and 24.9% in 1996. Savings accounts, including "Money Market" products, made up 24.8% of average deposits in 1998 versus 27.0% in 1997 and 29.1% in 1996. CDs accounted for 46.8% of average deposits in 1998, 47.1% in 1997 and 46.0% in 1996. The most notable shift occurred between savings and demand deposit (checking) accounts as checking balances provided more funds, on average, and savings accounts less.

     The average cost of deposits and other borrowings was up 11 basis points compared to one year ago, or 4.45% in 1998 compared to 4.34% last year.

                                                               YEARS ENDED
                                    ------------------------------------------------------------------
                                            1998                   1997                   1996
                                    --------------------    -------------------    -------------------
                                     AVERAGE     AVERAGE     AVERAGE    AVERAGE     AVERAGE    AVERAGE
                                     BALANCE      RATE       BALANCE     RATE       BALANCE     RATE
                                    ----------   -------    ---------   -------    ---------   -------
Demand deposits-non-interest
  bearing.........................  $1,083,354      --        773,285      --        773,560      --
Demand deposits-interest
  bearing.........................     752,096    1.76%       693,277    1.81%       641,607    1.95%
Savings deposits..................   1,600,122    2.75%     1,531,623    2.65%     1,653,279    2.53%
Certificates and other time
  deposits........................   3,019,637    5.47%     2,669,162    5.47%     2,610,832    5.42%
                                    ----------              ---------              ---------
                                    $6,455,209              5,667,347              5,679,278
                                    ==========              =========              =========

     The following table summarizes the certificates and other time deposits in amounts of $0.1 million or more as of year-end 1998, by time remaining until maturity.

                                             AMOUNT
                                            --------
Maturing in:
  Under 3 months........................    $484,560
  3 to 6 months.........................     121,342
  6 to 12 months........................      99,410
  Over 12 months........................     136,029
                                            --------
                                            $841,341
                                            ========

INTEREST RATE SENSITIVITY

     Interest rate sensitivity measures the potential exposure of earnings and capital to changes in market interest rates. The Corporation has a policy which provides guidelines in the management of interest rate risk. This policy is reviewed periodically to ensure it complies to trends within the financial markets and within the industry.

     The analysis presented below divides interest bearing assets and liabilities into maturity categories and measures the "GAP" between maturing assets and liabilities in each category. The Corporation analyzes the historical sensitivity of its interest bearing transaction accounts to determine the portion which it classifies as interest rate sensitive versus the portion classified over one year. The analysis shows that liabilities maturing within one year exceed assets maturing within the same period by a moderate amount. The Corporation uses the GAP analysis and other tools to monitor rate risk.

     At year-end 1998 the Corporation was in a moderate asset-sensitive position as illustrated in the following table:

                                       1-30        31-60       61-90      91-180      181-365      OVER 1
                                       DAYS         DAYS        DAYS       DAYS        DAYS         YEAR         TOTAL
                                    ----------    --------    --------    -------    ---------    ---------    ---------
                                                                   (DOLLARS IN THOUSANDS)
Interest Earning Assets:
  Loans and leases................  $1,412,585     193,694     199,934    546,722      843,988    3,201,522    6,398,445
  Investment securities...........     194,494      56,114      92,509     81,823      190,829    1,262,497    1,878,266
  Federal funds sold..............      31,739          --          --         --           --           --       31,739
                                    ----------    --------    --------    -------    ---------    ---------    ---------
Total Interest Earning Assets.....  $1,638,818     249,808     292,443    628,545    1,034,817    4,464,019    8,308,450
                                    ----------    --------    --------    -------    ---------    ---------    ---------
Interest-Bearing Liabilities:
  Demand -- Interest bearing......  $   43,416      43,416      49,853         --           --      781,080      917,765
  Savings.........................     119,810     119,810     135,348         --           --    1,435,372    1,810,340
  Certificates and other time
    deposits......................     517,599     238,202     228,673    609,039      682,540      815,443    3,091,496
  Securities sold under agreement
    to repurchase and other
    borrowings....................     574,540       5,379      26,475     38,272      121,986      356,552    1,123,204
                                    ----------    --------    --------    -------    ---------    ---------    ---------
Total Interest Bearing
  Liabilities.....................  $1,255,365     406,807     440,349    647,311      804,526    3,388,447    6,942,805
                                    ----------    --------    --------    -------    ---------    ---------    ---------
Total GAP.........................  $  383,453    (156,999)   (147,906)   (18,766)     230,291    1,075,572    1,365,645
                                    ==========    ========    ========    =======    =========    =========    =========
Cumulative GAP....................  $  383,453    $226,454      78,548     59,782      290,073    1,365,645
                                    ==========    ========    ========    =======    =========    =========

MARKET RISK

     FirstMerit is exposed to market risks in the normal course of business. Changes in market interest rates may result in changes in the fair market value of the Corporation's financial instruments, cash flows, and net interest income. The corporation seeks to achieve consistent growth in net interest income and capital while managing volatility arising from shifts in market interest rates. The Asset and Liability Committee of the FirstMerit Bank Board of Directors ("ALCO") oversees financial risk management, establishing broad policies that govern a variety of financial risks inherent in FirstMerit Bank's operations. ALCO monitors FirstMerit Bank's interest rates and sets limits on allowable risk annually.

     Market risk is the potential of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates, and equity prices. FirstMerit's market risk is composed primarily of interest rate risk. Interest rate risk on FirstMerit's balance sheet consists of mismatches of maturity gaps and indices, and options risk. Maturity GAP mismatches result from differences in the maturity or repricing of asset and liability portfolios. Options risk exists in many of FirstMerit's retail products such as prepayable mortgage loans and demand deposits. Options risk typically results in higher costs or lower revenue for FirstMerit. Index mismatches occur when asset and liability portfolios are tied to different market indices which may not move in tandem as market interest rates change.

     Interest rate risk is monitored using GAP analysis, earnings simulation and net present value estimations. Combining the results from these separate risk measurement processes allows a reasonably comprehensive view of short-term and long-term interest rate risk in the Corporation. Gap analysis measures the amount of repricing risk in the balance sheet at a point in time. Earnings simulation involves forecasting net interest earnings under a variety of scenarios including changes in the level of interest rates, the shape of the yield curve, and spreads between market interest rates. ALCO also monitors the net present value of the balance sheet, which is the discounted present value of all asset and liability cash flows. Interest rate risk is quantified by changing the interest rates used for discounting cash flows and comparing the net present value to the original figure. At year-end, a 100 basis point increase in interest rates is estimated to reduce net present value by 5.9%. Should interest rates decrease by 100 basis points, net present value is estimated to increase by 1.8%.

     Presented below, as of December 31, 1998, is an analysis of FirstMerit's interest rate risk for earnings simulation for instantaneous and sustained parallel shifts in the yield curve up and down 200 basis points.

        NEXT 12 MONTHS
      NET INTEREST INCOME
      -------------------
      $ CHANGE   % CHANGE
      --------   --------
+200    1,133      0.30%
       ------     -----
+100    1,532      0.41%
       ------     -----
-100   (1,930)    (0.52%)
       ------     -----
-200   (6,174)    (1.66%)
       ------     -----

CAPITAL RESOURCES

     Shareholders' equity at year-end 1998 totaled $910.6 million compared to $747.7 million at December 31, 1997, an increase of 21.8%.

                                          1998                 1997                1996
                                    -----------------    ----------------    ----------------
                                                         (IN THOUSANDS)
Total equity......................  $906,656    10.04%   747,612     9.55%   694,097     9.44%
Common equity.....................   897,357     9.94%   737,695     9.43%   671,404     9.14%
Tangible common equity (a)........   724,247     8.18%   691,809     8.89%   660,051     9.00%
Tier 1 capital (b)................   774,303    10.46%   688,693    11.84%   680,367    12.52%
Total risk-based capital (c)......   949,229    12.82%   792,104    13.62%   739,976    13.62%
Leverage (d)......................   774,303     8.91%   688,693     8.84%   680,367    10.39%

---------------

(a) Common equity less all intangibles; computed as a ratio to total assets less intangible assets.

(b) Shareholders' equity less goodwill; computed as a ratio to risk-adjusted assets, as defined in the 1992 risk-based capital guidelines.

(c) Tier 1 capital plus qualifying loan loss allowance, computed as a ratio to risk-adjusted assets, as defined in the 1992 risk-based capital guidelines.

(d) Tier 1 capital; computed as a ratio to the latest quarter's average assets less goodwill.

     The Federal Deposit Insurance Corporation Act of 1991 ("FDICIA") set capital guidelines for a financial institution to be considered "well-capitalized." These guidelines require a risk-based capital ratio of 10%, a Tier I capital ratio of 6% and a leverage ratio of 5%. At year-end 1998, the Corporation's risk-based capital equaled 12.82% of risk-adjusted assets, its Tier I capital ratio equaled 10.46% and its leverage ratio equaled 8.91%.

     The Corporation's Board of Directors declared a 2-for-1 split of the Corporation's Common Stock on September 29, 1997. The split was paid to shareholders of record as of September 2, 1997.

     During 1998, the Corporation's Directors increased the quarterly cash dividend, marking the seventeenth consecutive year of annual increases since the Corporation's formation in 1981. The cash dividend of $0.18 paid has an indicated annual rate of $0.72 per share. Over the past five years the dividend has increased at an annual rate of approximately 8.5%.

LIQUIDITY

     The Corporation's primary source of liquidity is its strong core deposit base, raised through its retail branch system, along with a strong capital base. These funds, along with investment securities, provide the ability to meet the needs of depositors while funding new loan demand and existing commitments.

     The banking subsidiary maintains sufficient liquidity in the form of short-term marketable investments with a short-term maturity structure, along with cash flow from loan repayment. Asset growth is primarily funded by the growth of core deposits.

     Reliance on borrowed funds increased during the year as the investment portfolio grew slightly. During the year, the Corporation sold, for liquidity purposes, approximately $200 million of fixed and adjustable rate residential real estate loans. The loan sales improved liquidity while restructuring the balance sheet to higher yielding assets.

     The liquidity needs of the Corporation, primarily cash dividends and other corporate purposes, are met through cash, short-term investments and dividends from the banking subsidiary.

     Management is not aware of any trend or event, other than noted above, which will result in or that is reasonably likely to occur that would result in a material increase or decrease in the Corporation's liquidity.

REGULATION AND SUPERVISION

     A strict uniform system of capital-based regulation of financial institutions became effective on December 19, 1992. Under this system, there are five different categories of capitalization, with "prompt corrective actions" and significant operational restrictions imposed on institutions that are capital deficient under the categories. The five categories are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

     To be considered well capitalized an institution must have a total risk-based capital ratio of at least 10%, a Tier I capital ratio of at least 6%, a leverage capital ratio of 5%, and must not be subject to any order or directive requiring the institution to improve its capital level. An adequately capitalized institution has a total risk-based capital ratio of at least 8%, a Tier I capital ratio of at least 3% and a leverage capital ratio of at least 4%. Institutions with lower capital levels are deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized, depending on their actual capital levels. The appropriate federal regulatory agency may also downgrade an institution to the next lower capital category upon a determination that the institution is in an unsafe or unsound practice. Institutions are required to monitor closely their capital levels and to notify their appropriate regulatory agency of any basis for a change in capital category. At year-end 1998, the Parent Company and its subsidiaries all exceeded the minimum capital levels of the well capitalized category.

EFFECTS OF INFLATION

     The assets and liabilities of the Corporation are primarily monetary in nature and are more directly affected by the fluctuation in interest rates than inflation. Movement in interest rates is a result of the perceived changes in inflation as well as monetary and fiscal policies. Interest rates and inflation do not move with the same velocity or within the same time frame, therefore, a direct relationship to the inflation rate cannot be shown. The financial information presented in this annual report, based on historical data, has a direct correlation to the influence of market levels of interest rates. Therefore, Management believes that there is no material benefit in presenting a statement of financial data adjusted for inflationary changes.

FORWARD-LOOKING STATEMENTS -- SAFE HARBOR STATEMENT

     Information in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section above and within this report, which is not historical or fractual in nature, and which relates to expectations for future shifts in loan portfolio to consumer and commercial loans, increase in core deposits base, allowance for loan losses, demands for FirstMerit services and products, future services and products to be offered, increased numbers of customers, and like items, constitute forward-looking statements that involve a number of risks and uncertainties. The following factors are among the factors that could cause actual results to differ materially from the forward-looking statements: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; the regulatory environment; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with regional and national financial institutions; new service and product offerings by competitors and price pressures; interest rate fluctuations; the ability of the Corporation to realize expected efficiencies from recent acquisitions and like items.

     FirstMerit cautions that any forward-looking statements contained in this report, in a report incorporated by reference to this report, or made by management of FirstMerit in this report, in other reports and filings, in press releases and in oral statements, involve risks and uncertainties and are subject to change based upon the factors listed above and like items. Actual results could differ materially from those expressed or implied, and therefore the forward-looking statements should be considered in light of these factors. FirstMerit may from time to time issue other forward-looking statements.

YEAR 2000 ISSUE

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define an applicable year. Any of a company's hardware, date-driven automated equipment, or computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This faulty recognition could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

     To ensure the Year 2000 issue is properly addressed significant resources continue to be used. Consulting and contract programming resources supplement internal staff and provide specialized expertise where necessary. FirstMerit is using newly acquired software tools and enhanced procedures to assist in code remediation, testing, and controlling the numerous software changes. Staff throughout the organization reviews testing results. Coordination with major business partners is also in process.

     The Corporation first contracted the services of an application development, outsourcing and integration services firm, to perform an enterprise wide business unit risk assessment of Year 2000 issues. By year-end 1997, the firm had completed the enterprise wide business unit risk assessment for the Corporation which included formal communications with all significant suppliers to determine the extent to which the Corporation is vulnerable to those third parties' failure to address their own Year 2000 issues.

     During 1998, the Corporation contracted with a different outside consulting firm to provide an independent assessment of our Year 2000 efforts. Results were reported to the Corporation's Board of Directors in November 1998. Management and the Board of Directors agreed with the findings and overall view that the project is on track. The issues identified by the independent consultants were already in process of being addressed. Additionally, as a nationally chartered bank the Corporation's banking subsidiary falls under the regulatory guidelines published by the Federal Financial Institutions Examination Council ("FFIEC"). Periodic audits of the Corporation's Year 2000 activities are performed by the Office of the Comptroller of the Currency ("OCC") as well as the Federal Reserve Bank.

     The FFIEC considers five general Year 2000 phases: Awareness, Assessment, Renovation, Validation and Implementation. The five phases are explained below along with Corporation's status at December 31, 1998:

     Awareness: The Awareness phase defines the Year 2000 problem, gains executive level support and establishes an overall strategy. The Corporation began working on the Year 2000 issue in 1996 with identification of major vendors and their compliance status. Significant progress has been made in the implementation of the strategy for Year 2000 compliance. Executive management has been proactive in the management of the project and contracted with consultants to assist in performing the assessment and formulating a strategy. The awareness phase has expanded to include a widespread customer awareness program to help educate customers of the Year 2000 issue and allow monitoring of FirstMerit's progress.

     Assessment: The Assessment phase defines the size and complexity of the problem and the magnitude of the effort to address Year 2000 issues. FirstMerit completed the assessment phase for all mainframe and microcomputer systems during the first quarter of 1998. FirstMerit has 82 mainframe applications of which 30 are considered "mission critical." The majority of the applications are vendor packages. Significant microcomputer software and hardware upgrades for Year 2000 compliance are substantially complete. The Assessment of non-information systems such as security systems, elevators, etc. was completed during the second quarter of 1998.

     Renovation: The purpose of the Renovation phase is to ensure all date routines have been corrected to properly address Year 2000 dates. FirstMerit has completed 100% of the renovation for the in-house written code for the "mission critical" applications. Installation of vendor supplied upgrades for the other "mission critical" applications has occurred where the software was received timely. Late arriving vendor releases or re-releases of Year 2000 compliant software has resulted in three of the 30 "mission critical" applications which will not be completed until the first quarter of 1999.

     Renovation and vendor software implementation is also in process for the non-"mission critical" applications. FirstMerit is approximately 94% complete in having all of our lines of computer code renovated. The remaining applications are scheduled to be renovated during the first quarter 1999.

     Validation: The Validation phase consists of various types of testing and retesting. FirstMerit is deeply involved in extensive testing of both in-house and vendor written systems as well as the various connections to other systems (internal and external). Non-information system applications or functions such as vaults and security systems are also in the process of being tested. Testing guidelines have been issued to ensure consistency and completeness throughout the organization. Integrated testing is in process to ensure the applications work together. More than 60% of our lines of computer code were successfully tested with various future dates as part of a major integrated test over Columbus Day weekend in October 1998. Core systems were included such as Certificates of Deposit, Demand Deposit, Installment Loan and Savings. Of the 30 "mission critical" applications, 26 have been successfully tested or are in the process of being tested. Additionally, many other applications (non-mission critical) are currently in the testing process.

     Implementation: During the Implementation phase, systems are certified as Year 2000 compliant and placed into production. FirstMerit has been placing systems, once renovated and validated, into production throughout the project. As the non-mission critical applications are tested, they will be implemented into production during the first quarter of 1999.

     Another FFIEC area to be addressed is contingency planning. FirstMerit is considering alternative measures throughout the organization in event of a Year 2000-caused problem. Business areas have reviewed departmental Year 2000 risks and are incorporating changes to their contingency plans.

     The Corporation's total Year 2000 readiness project costs and estimates to complete include the estimated costs and time associated with the impact of a third party vendor's Year 2000 issues and are based on presently available information. There can be no guarantees, however, that the systems and applications of other companies on which the Corporation's systems and applications rely will be timely converted or that a failure to convert by another company, or a conversion that is incompatible with the Corporation's systems and applications, would not have a material adverse effect on the Corporation.

     The total cost of the Year 2000 readiness project (operating and capital) is estimated at $6.1 million and is being funded through operating cash flows, which will be expensed as incurred over the next two years, and is not expected to have a material adverse effect on the Corporation's results of operations. To date, the Corporation has expensed approximately $2.6 million and capitalized approximately $840,000 related to the Year 2000 project.

     The costs of the Year 2000 readiness project and the date on which the Corporation plans to complete Year 2000 remediation are based on management's best estimates, which were derived utilizing assumptions of future events including the continued availability of certain resources, third party vendor remediation plans and other factors. There can be no guarantee, however, that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of trained programming personnel, the ability to locate and correct all relevant computer coding, and similar uncertainties.
                                       52